EXHIBIT 99.1

In this Annual Information Form, Bell Canada is, unless otherwise indicated, referred to as Bell, and comprises our Bell Wireline, Bell Wireless and Bell Media segments. Bell Aliant means, collectively, Bell Aliant Inc. and its subsidiaries.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this Annual Information Form is as of March 8, 2012, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

TABLE OF CONTENTS

	ANNUAL INFORMATION FORM	PARTS OF MANAGEMENT’S DISCUSSION & ANALYSIS AND FINANCIAL STATEMENTS INCORPORATED BY REFERENCE (REFERENCE TO PAGES OF THE BCE INC. 2011 ANNUAL REPORT)
Caution Regarding Forward-Looking Statements	2	32-34; 54-69
Corporate Structure	4
Incorporation and Registered Offices	4
Subsidiaries	4
Description of Our Business	5
General Summary	5	23-28; 32-36; 41-47
Strategic Imperatives	6	29-31
Our Competitive Strengths	6
Marketing and Distribution Channels	8
Our Networks	9	32-34; 54-69
Our Employees	12
Corporate Responsibility	13
Competitive Environment	15	54-57
Regulatory Environment	15	58-61
Intangible Properties	15
General Development of Our Business	17
Three-Year History(1)	17
Our Capital Structure	20
BCE Inc. Securities	20	112-114
Bell Canada Debt Securities	21
Ratings for BCE Inc. and Bell Canada Securities	21
Ratings for Bell Canada Debt Securities	22
Ratings for BCE Inc. Preferred Shares	22
Outlook	22
General Explanation	22
Explanation of Rating Categories Received for our Securities	24
Market for our Securities	24
Trading of our Securities	25
Our Dividend Policy	27
Our Directors and Executive Officers	28
Directors	28
Executive Officers	30
Directors’ and Executive Officers’ Share Ownership	30
Legal Proceedings	31
Lawsuits Instituted by BCE Inc.	31
Lawsuits Instituted Against BCE Group Companies	31
Other	33
Interest of Management and Others in Material Transactions	34
Experts	34
Transfer Agent and Registrar	34
For More Information	35
Documents You Can Request	35
Other Information About BCE Inc.	35
Schedule 1 – Audit Committee Information	36
Schedule 1A – Audit Committee Charter	39
Schedule 2 – Glossary	44

(1)

This section of the Annual Information Form also incorporates by reference BCE Inc.’s material change reports dated September 20, 2010 and April 1, 2011 with respect to the acquisition by BCE Inc. of the remaining 85% interest in CTV Inc. (formerly CTVglobemedia Inc. and now named Bell Media Inc.) it did not already own filed by BCE Inc. with the Canadian securities regulatory authorities (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

BCE INC. | 2011 | ANNUAL INFORMATION FORM 1

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this Annual Information Form including, but not limited to, our Fourth Generation (4G) Long-Term Evolution (LTE) wireless network and fibre-optic deployment plans, BCE Inc.’s dividend policy, BCE Inc.’s proposed acquisition of an ownership position in Maple Leaf Sports & Entertainment Ltd. and other statements that are not historical facts, such as our objectives, plans and strategic priorities, are forward-looking statements. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this Annual Information Form describe our expectations at March 8, 2012 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are presented in this Annual Information Form for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook, as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this Annual Information Form are based on a number of assumptions that we believed were reasonable on March 8, 2012. Refer in particular to the section of BCE Inc.’s 2011 management’s discussion and analysis of financial condition and results of operations (BCE 2011 MD&A) entitled Business Outlook and Assumptions at pages 32 to 34 of the BCE Inc. 2011 annual report (BCE 2011 Annual Report), for a discussion of certain key economic, market and operational assumptions we have used in making forward-looking statements, which section is incorporated by reference herein. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important factors that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements contained in this Annual Information Form include, but are not limited to:

  the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants and their ability to launch or expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, average revenue per unit and financial results;

  the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that have only wireless telephone services;

  the increased adoption by customers of alternative TV services;

  variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels;

  regulatory initiatives or proceedings (including possible changes to foreign ownership restrictions), litigation, changes in laws or regulations and tax matters;

  general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services;

  our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service;

2  BCE INC. | 2011 | ANNUAL INFORMATION FORM

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

  our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services;

  our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic;

  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities, information technology (IT) systems, software and other assets;

  our failure to implement, on a timely basis, or maintain effective IT systems and the complexity and costs of our IT environment;

  the complexity of our product offerings and pricing plans;

  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services;

  the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects;

  ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions;

  increased contributions to employee benefit plans;

  labour disruptions;

  capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s dividend payments and share buyback program and to fund capital and other expenditures and generally meet our financial obligations;

  our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies;

  launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership;

  the theft of our satellite television services;

  Bell Media Inc.’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and competitive pressures, and on securing commercially favourable distribution arrangements with broadcasting distribution undertakings;

  the adverse effect of new technology and increasing fragmentation in Bell Media Inc.’s television and radio markets;

  royalties payable by Bell Media Inc. under licences pursuant to the Copyright Act may increase;

  health concerns about radio frequency emissions from wireless devices;

  our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks;

  employee retention and performance;

  BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions;

  there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained;

  stock market volatility; and

  the expected timing and completion of the proposed acquisition by BCE Inc. of an interest in Maple Leaf Sports & Entertainment Ltd. is subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory and sports league approvals.

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements are discussed throughout this Annual Information Form and the BCE 2011 MD&A and, in particular, in the sections of the BCE 2011 MD&A entitled Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results, at pages 54 to 57, pages 58 to 61, and pages 62 to 69, respectively, of the BCE 2011 Annual Report, which sections are incorporated by reference herein.

We caution readers that the risks described above are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or financial performance.

Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 8, 2012. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  3

CORPORATE STRUCTURE

INCORPORATION AND REGISTERED OFFICES

BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, by a certificate and articles of arrangement dated July 10, 2006, by a certificate and articles of amendment dated January 25, 2007 and by a certificate and articles of amendment dated June 29, 2011. BCE Inc.’s head and registered offices are at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3.

SUBSIDIARIES

The table below shows BCE Inc.’s main subsidiaries, where they are incorporated or registered, and the percentage of voting and non-voting securities that BCE Inc. beneficially owns or directly or indirectly exercises control or direction over. BCE Inc. has other subsidiaries, but they have not been included in the table because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2011.

		PERCENTAGE OF VOTING SECURITIES
	WHERE IT IS INCORPORATED	THAT BCE INC. BENEFICIALLY HELD
SUBSIDIARY	OR REGISTERED	AT DECEMBER 31, 2011	(1)
Bell Canada	Canada	100%
Bell Mobility Inc. (Bell Mobility)	Canada	100%
Bell ExpressVu Limited Partnership (Bell ExpressVu)	Ontario	100%
Bell Media Inc. (Bell Media)	Canada	100%

(1)	BCE Inc. does not own any outstanding non-voting securities issued by these subsidiaries.

As at December 31, 2011, BCE Inc. and its subsidiaries also owned 44.1% of the issued and outstanding voting securities of Bell Aliant Inc. with the remaining interest publicly held.

Pursuant to an Amended and Restated Securityholder’s Agreement dated January 1, 2011, entered into between Bell Aliant Inc., Bell Aliant Regional Communications, Limited Partnership, Bell Aliant Regional Communications Inc., 6583458 Canada Inc., BCE Inc. and Bell Canada, BCE Inc. has the following rights with respect to Bell Aliant Inc. or Bell Aliant Regional Communications Inc.:

  For so long as BCE Inc. and its subsidiaries own a 30% or greater interest in Bell Aliant Inc., and provided that certain major commercial agreements are in place, BCE Inc. has the right to direct Bell Aliant Inc. with respect to the nomination of up to a majority of the directors of Bell Aliant Inc. and has the right to appoint a majority of the directors of Bell Aliant Regional Communications Inc.

  For so long as BCE Inc. and its subsidiaries own a 20% or greater interest in Bell Aliant Inc., BCE Inc. also has the ability to veto certain actions of Bell Aliant Inc. (such as certain material business plans and corporate transactions, material changes in business, leverage in excess of 2.5 times debt to earnings before interest, taxes, depreciation and amortization, the appointment and change of the chief executive officer and entering into material commercial agreements with our competitors).

4  BCE INC. | 2011 | ANNUAL INFORMATION FORM

DESCRIPTION OF OUR BUSINESS

GENERAL SUMMARY

BCE Inc. is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions to all their communications needs, including the following: Bell Mobility wireless, high-speed Bell Internet, Bell Satellite TV and Bell Fibe TV, Bell Home Phone local and long distance, and Bell Business Markets Internet protocol (IP)-broadband and information and communications technology (ICT) services. In 2011, we reported the results of our operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Bell, which encompasses our core operations, is the largest local exchange carrier in Ontario and Québec, and is comprised of our Bell Wireline, Bell Wireless and Bell Media segments. Bell Media is a diversified Canadian multimedia company that, as described in more detail below, holds assets in television, radio and digital media. We also own a 44.1% interest in Bell Aliant Inc., the subsidiaries of which include the incumbent carrier in Canada’s Atlantic provinces and in rural areas of Ontario and Québec.

On April 1, 2011, BCE Inc. acquired the remaining 85% interest in CTV Inc. (formerly CTVglobemedia Inc.) it did not already own and launched Bell Media, a new business segment encompassing all CTV properties and other Bell content assets. Bell Media holds conventional television, specialty television, radio broadcasting and digital media assets. More specifically, Bell Media owns 28 conventional television stations across Canada, including CTV, Canada’s leading television network based on viewership, and owns and operates 30 specialty television channels, including TSN and RDS. Bell Media also owns 33 radio stations throughout Canada, numerous websites including CTV.ca, TSN.ca, RDS.ca, MuchMusic.com, MTV.ca, TheComedyNetwork.ca and the Sympatico.ca portal, and Dome Productions Partnership, a provider of sports and other event production and broadcast facilities. As at the acquisition date, Bell transferred the portal assets from its wireline business to the new Bell Media segment.

On January 1, 2011, Bell acquired xWave, a division of Bell Aliant, specializing in IT professional services and advanced technology solutions. Our reportable segments and consolidated results did not change as a result of this acquisition by Bell.

In addition to our operating segments, we also hold minority equity interests in entities that operate the Montréal Canadiens Hockey Club and the Bell Centre in Montréal.

On December 9, 2011, BCE Inc. announced it had, in a joint ownership arrangement with Rogers Communications Inc. (Rogers), agreed to purchase a net 75% ownership position in Maple Leaf Sports & Entertainment Ltd. (MLSE) from Ontario Teachers’ Pension Plan Board (Teachers’).

More information with respect to the proposed acquisition of an interest in MLSE and with respect to the above-mentioned acquisitions of CTV Inc. and xWave can be found under General Development of Our Business – Three-Year History.

For the year ended December 31, 2011, we generated consolidated operating revenues of $19,497 million and consolidated net earnings of $2,574 million.

The table below shows the operating revenues that each segment contributed to total operating revenues for the years ended December 31, 2011 and 2010.

		OPERATING REVENUES (IN $ MILLIONS)
SEGMENT	2011	2010	% CHANGE
Bell Wireline	10,621	10,948	(3.0)
Bell Wireless	5,231	4,906	6.6
Bell Media	1,542 (1)	–	n.m.
Inter-segment eliminations	(261)	(185)	(41.1)
Bell	17,133	15,669	9.3
Bell Aliant	2,775	2,808	(1.2)
Inter-segment eliminations	(411)	(408)	(0.7)
Total Operating Revenues	19,497	18,069	7.9

n.m.: not meaningful
(1)	From April 1, 2011 to December 31, 2011.

Some of our segments’ revenues vary slightly by season. For more information, refer to the sections entitled 2011 Operating Highlights and Financial Results Analysis in the BCE 2011 MD&A, at pages 35 to 36 and pages 41 to 47, respectively, of the BCE 2011 Annual Report, which sections are incorporated by reference herein.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  5

DESCRIPTION OF OUR BUSINESS

Additional information regarding our business operations and the products and services we provide can be found in the section entitled About Our Business in the BCE 2011 MD&A, at pages 23 to 28 of the BCE 2011 Annual Report, which section is incorporated by reference herein.

Finally, additional information regarding the business outlook of our Bell Wireline, Bell Wireless, Bell Media and Bell Aliant segments can be found in the section entitled Business Outlook and Assumptions in the BCE 2011 MD&A, at pages 32 to 34 of the BCE 2011 Annual Report, which section is incorporated by reference herein.

STRATEGIC IMPERATIVES

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objective is to maximize subscribers, revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential and business customers. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders.

Our strategy to deliver a better customer experience centres on our disciplined focus on our five existing strategic imperatives along with the addition of a new imperative to Expand Media Leadership following our acquisition of CTV and the formation of Bell Media. The six strategic imperatives that underlie our business plan are:

1. Invest in Broadband Networks and Services

2. Accelerate Wireless

3. Leverage Wireline Momentum

4. Expand Media Leadership

5. Achieve a Competitive Cost Structure

6. Improve Customer Service

Additional information regarding our strategic imperatives can be found in the section entitled Strategic Imperatives in the BCE 2011 MD&A, at pages 29 to 31 of the BCE 2011 Annual Report, which section is incorporated by reference herein.

OUR COMPETITIVE STRENGTHS

Canada’s Largest Communications Company

We are Canada’s largest communications company offering a broad scope of products and services:

  We are the largest local exchange carrier in Canada. We operate an extensive local access network in the urban areas of Ontario and Québec, including in the greater metropolitan areas of Toronto and Montréal, the two most populous cities in the country. We offer a complete suite of wireline voice, wireless communication, Internet access, data and video product and service offerings to residential, business and wholesale customers;

  Bell operated approximately 6.1 million network access lines, principally in Ontario and Québec, and continued to hold over 60% of the market share at December 31, 2011;

  We are the second largest wireless operator in Canada based on the number of subscribers, providing more than 7.4 million subscribers with nationwide wireless service at December 31, 2011;

  We are the largest digital television provider in Canada, nationally broadcasting more than 500 all-digital TV and audio channels and a wide range of domestic and international programming to approximately 2.1 million subscribers at December 31, 2011 through our direct-to-home (DTH) satellite service and Fibe TV, our new IP television (IPTV) service launched in September 2010;

  We are the largest Internet service provider in Canada, providing approximately 2.1 million customers at December 31, 2011 with high-speed Internet access through digital subscriber line (DSL), fibre-optic or wireless broadband technology;

  Our Business Markets unit serves the communications needs of Canadian businesses. In addition to Internet access, some of the services offered by Bell Business Markets include IP-based Services, ICT Solutions, Professional Services, Managed Services and Infrastructure Services as well as legacy data services; and

  Bell Aliant, the incumbent local exchange carrier in Atlantic Canada and rural areas of Ontario and Québec, operated approximately 2.6 million network access lines at December 31, 2011.

6  BCE INC. | 2011 | ANNUAL INFORMATION FORM

DESCRIPTION OF OUR BUSINESS

Our large customer base and our ability to sell through a variety of distribution channels, as discussed in more detail under Marketing and Distribution Channels, are key competitive advantages.

Strength in Wireless

Our wireless segment provides wireless services over technologically advanced wireless networks that are available to virtually all of the Canadian population. We offer a broad range of wireless voice and data communications products and services to residential and business customers through our portfolio of targeted brands, including Bell, Virgin Mobile and Solo Mobile.

Wireless is a key growth segment for Bell and we have established strategic priorities seeking to further enhance our offerings. Bell is focused on capturing an increasing share of new wireless customers through growing points of presence, improved sales execution and increased value-added service offerings. We also believe our priorities for improved customer experience at all touch points, enhanced network quality and data speeds, and an expanded handset offering should improve our ability to attract and maintain wireless customers. With the launch of a national high-speed packet access plus network (HSPA+ network) in November 2009 and the launch, in the second half of 2011 and in February 2012, of 4G LTE wireless service in 14 urban centres across Canada, we are able to offer one of the broadest ranges of choice in wireless smartphones in Canada, along with extensive North American and international coverage. Furthermore, our acquisition in 2009 of substantially all of the assets of national electronics retailer The Source and its approximately 700 retail stores nationally, gives us an increased presence in Canada’s highest-traffic mall locations and effectively increases the number of places where customers can buy Bell products and services. We also believe that full ownership of Virgin Mobile Canada (Virgin) enhances our competitive market position by allowing us to compete more effectively with the Canadian industry’s other flanker brands as well as the newer wireless entrants.

Incumbent Service Provider with Market Leadership Position

We leverage our market leadership position and our broad suite of product offerings as a foundation for the other products and services we offer, providing us with a significant number of established customer connections to drive uptake of new products and services, either through bundled offerings or on a stand-alone basis, and to improve customer retention. Bell Fibe TV, our new IPTV service launched in September 2010, is driving strong multi-product bundle sales as we continue to expand our service footprint in communities across Ontario and Québec. The number of triple-play households – those that buy Home Phone, TV and Internet – increased 11% in 2011 due to the positive impact of Fibe TV.

Our Business Markets unit is also a consistent market-leading performer having established relationships with a majority of Canada’s 1,000 largest corporations. Our Business Markets unit continues to deliver network-centric ICT solutions to large business and public sector clients that increase the value of connectivity services, which helps drive overall performance for Bell.

Ability to Leverage Significant Media Assets

Our acquisition on April 1, 2011 of the remaining 85% interest in CTV (now Bell Media) that we did not already own provided us with significant media assets. Acquiring Bell Media’s range of video content enhances the execution of our strategic imperatives by leveraging our significant broadband network investments, accelerating Bell’s video growth across all four screens, and achieving a competitive cost structure. Full ownership of Bell Media enables Bell to maximize strategic and operating synergies with Bell Media, including the efficiency of our content and advertising spend.

Through Bell Media, our key competitive advantage in the television and radio broadcasting businesses is our position as the leading multimedia company in Canada with the following assets in television, radio and digital:

  we own 28 conventional television stations, including CTV, Canada’s leading television network based on viewership and lead broadcaster of the London 2012 Olympic Games;

  we own and operate 30 specialty television channels, including TSN, Canada’s leading specialty channel based on viewership and RDS, Canada’s leading French-language specialty channel also based on viewership. Our specialty channels offer more thematic depth and choice than any other specialty group;

  we lead in top 20 programming (The Big Bang Theory, American Idol, Grey’s Anatomy) and big event programming (Super Bowl, Academy Awards, Golden Globes);

  our 33 radio stations reach on average per week 8 million listeners from coast to coast; and

  we own and operate one of the biggest properties in the Canadian online landscape. We rank second only to Google (which includes YouTube) for total video views, third in total time spent viewing video, and fifth in total unique visitors among all online properties in Canada.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  7

DESCRIPTION OF OUR BUSINESS

In addition to our industry leading position, our competitive strengths include our broad reach across Canada, our ability to acquire top programming for both conventional and specialty television, our constant drive to provide the most engaging and interactive experience for viewers, and our ability to serve the needs of advertisers across multiple platforms.

MARKETING AND DISTRIBUTION CHANNELS

The guiding principle driving our marketing strategy is to offer our clients the ultimate in reliable, simple and accessible telecommunications services. In doing so, our objective is to increase customer acquisition, retention and loyalty through multiple service offerings.

Through the Bell Bundle, which combines wireline local voice and long distance, high-speed Internet, TV and wireless services, our goal is to use a quadruple-play product offering to achieve competitive differentiation by offering a premium, integrated set of services that provides customers more freedom, flexibility and choice. We also make use of limited-time promotional offers featuring discounted rate plans, special rates on wireless handsets and video receivers, as well as other incentives, to stimulate customer acquisition and winbacks or to respond to competitive pressures in our markets.

We focus our marketing efforts on a coordinated program of television, print, radio, Internet, outdoor signage, direct mail and point-of-sale media promotions. We engage in mass-market advertising in order to maintain our brand and support direct and indirect distribution channels. Coordinated marketing efforts throughout our service area ensure that our marketing message is presented consistently across all of our markets. Promoting the Bell brand is complemented by the company’s other brand marketing efforts, reinforcing the awareness of all our services and capitalizing on the size and breadth of our customer base across all product lines.

The Bell brand plays a key role in product positioning. Our branding is straightforward and benefit-focused, and directly supports our strategy of delivering a better customer experience at every level.

Specifically for wireless, acquiring and retaining high-value postpaid subscribers is a key marketing focus, as we leverage our network advantage and suite of leading-edge devices and services to drive higher usage and increased adoption of data services. We subsidize the sale of wireless handsets – a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset selection and style. This factor is increasingly important as handset life cycles shorten. Our current wireless device portfolio includes many leading-edge devices, some launched as exclusive to Bell. As the Canadian wireless market further matures and competition intensifies as a result of Industry Canada’s licensing of AWS spectrum to new entrants in 2008, customer retention is becoming increasingly important. Accordingly, we employ customer retention initiatives aimed at increasing our customers’ level of satisfaction and loyalty.

Our acquisition on July 1, 2009, of substantially all of the assets of national electronics retailer The Source, which are now held by Bell Canada’s wholly-owned subsidiary The Source (Bell) Electronics Inc., has added approximately 700 retail stores, most of them in high-traffic mall locations, increasing Bell’s national distribution footprint.

Bell delivers its products and services to residential customers through:

  a network of corporate and dealer-owned Bell, Bell Mobility and Virgin Mobile retail locations;

  The Source (Bell) Electronics Inc.’s approximately 700 retail locations;

  national retailers such as Future Shop, Best Buy, Wal-Mart, Wireless Wave, T-Booth, Wireless Etc., Loblaws and a network of regional and independent retailers in all regions;

  call centre representatives; and

  the bell.ca and virginmobile.ca websites.

Residential customers can buy all or some of Bell’s products and services through call centres, retail stores, sales representatives and our web portals.

Bell also offers customers the convenience of “One Bill” for Home Phone, Internet, TV and wireless services with a single point of contact.

8  BCE INC. | 2011 | ANNUAL INFORMATION FORM

DESCRIPTION OF OUR BUSINESS

Communications products and services, other than wireless, for Bell’s business customers are delivered by the Bell Business Markets unit. Products and solutions are sold to small, mid-sized and large business customers through web portals, call centres, dedicated sales representatives, as well as select value-added resellers. We intend to continue to differentiate ourselves in the marketplace by enhancing our customer service levels and our offer breadth by introducing unique fee-based service offerings in the market. Much of the procurement of our customers in this segment is completed through competitive bids that we win. In addition to basic communications services, the Bell Business Markets unit bundles products, services and professional services into fully managed, end-to-end, information and technology business solutions for its customers. It also partners with third parties to bid on and sell complex business solutions. We are focusing on increasing the number of customers and the breadth of business solutions sold to these customers.

Bell’s wireless products and services are delivered to business customers by Bell Mobility through the same channels as those previously described for Bell Mobility services with respect to residential customers. In addition, Bell’s business customers are served by Bell’s nationwide sales team responsible for the sale of wireless products and services to business customers as well as the execution of sales contracts.

Communications products and services for Bell’s wholesale business are delivered by Bell’s Wholesale unit. They are sold through our dedicated sales representatives, web portals and call centres.

Bell Media’s television customer base is comprised primarily of large advertising agencies, which place advertisements with Bell Media on behalf of their customers. Bell Media has contracts with a variety of broadcasting distribution undertakings (BDUs), under which monthly subscription fees for specialty television services are earned. Bell Media’s radio broadcast customer base is comprised of both advertising agencies and businesses in local markets. Bell Media’s conventional television networks are delivered to Canadians through over-the-air broadcast transmission and through distribution by BDUs. Bell Media’s specialty television channels are delivered through distribution arrangements with BDUs, and its radio stations are distributed through over-the-air transmission. In addition to these primary distribution channels, Bell Media additionally distributes certain of its television and radio programming through a variety of non-traditional means, such as mobile, Internet streaming on its family of websites, including Sympatico.ca, and in-flight programming.

Bell Aliant sells its products and services through call centre representatives, independent dealer stores (certain of which are full service and certain of which sell small and mid-sized business products), value-added resellers and its family of websites. In addition to these channels, Bell Aliant sells products and services to larger business customers through dedicated sales representatives and competitive bids. As well, Bell Aliant facilitates customer payments at numerous payment locations in New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. During 2011, Bell Aliant continued to implement measures to simplify and improve various types of customer interactions.

OUR NETWORKS

The telecommunications industry is evolving rapidly as the industry continues to move from multiple service-specific networks to IP-based integrated communications networks where voice, data and video traffic all travel on a single network. Bell and Bell Aliant continue to work with key vendor partners to expand their national multi-services IP-enabled networks.

Bell’s communications networks provide wireline and wireless, voice, data and video services to customers across Canada.

Bell’s infrastructure includes:

  national transport networks for voice, data and video traffic, including Internet traffic;

  urban and rural access networks and infrastructures for delivering services to customers; and

  national wireless networks that provide voice, data and video services.

Wireline

Our national voice and data network consists of an optical fibre network, with built-in redundancy and fault protection. It reaches all major Canadian metropolitan centres, as well as New York, Chicago, Washington/Ashburn, Buffalo, San Francisco/Palo Alto and Seattle in the United States.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  9

DESCRIPTION OF OUR BUSINESS

Bell’s network in major Canadian cities provides state-of-the-art high-speed access at gigabit speeds based on IP technology. Bell and Bell Aliant operate a national IP multi-protocol label switching network with international gateways to the rest of the world. This network delivers next-generation, business grade Internet protocol virtual private network (IPVPN) services that connect our customers’ offices and data centres throughout Canada and around the world. The IPVPN service is the foundation platform required for the delivery of ICT solutions that add value and efficiencies to customers’ businesses. These technology solutions include voice over Internet protocol/IP Telephony, IP videoconferencing, IP call centre applications and other future IP-based applications. In addition, Bell and Bell Aliant maintain extensive copper and voice-switching networks that provide traditional local and interexchange voice and data services to all business and residential customers in Ontario, Québec and the Atlantic provinces.

Bell has been upgrading the access infrastructure by deploying fibre closer to its residential customers using fibre-to-the-node (FTTN) technology. In parallel, Bell has also been deploying high-speed fibre access directly to new condominiums and other multiple-dwelling units (MDUs), throughout the Québec-Windsor corridor, under a fibre-to-the-building (FTTB) initiative.

On February 4, 2010, Bell Canada announced several initiatives supporting its strategic imperative to invest in broadband networks and services.

First, Bell Canada announced a three-year plan to deploy high-speed fibre-to-the-home (FTTH) technology across the Québec City region. In our view, FTTH, in which optical fibre cables are used to connect each and every home, is the ideal network architecture to address the growing needs of our customers, and to support future bandwidth-demanding IP services and applications. One of the first FTTH deployments in Canada, Bell Canada’s Québec City region initiative is the largest city-wide FTTH rollout in the country to-date. Since the Québec City region is served largely by “aerial” infrastructure, above-ground wiring on utility poles, these extensive fibre deployments can be accomplished much faster and more economically than in centres with underground infrastructure.

Bell Canada also announced its plan to deploy FTTH to all new urban and suburban housing developments in Ontario and Québec, which began in the second half of 2010. This is in addition to Bell Canada’s ongoing deployment of FTTB to MDUs.

On February 4, 2010, Bell Canada also announced that its new Bell Fibe Internet service was available in the Montréal and Greater Toronto areas, providing users with higher download speeds of up to 25 megabits per second (Mbps). Fibe Internet employs advanced tools to proactively monitor and optimize speed and offers comprehensive security features including parental controls, pop-up blocker, privacy control, Wi-Fi protection, fraud protection and online storage.

On September 13, 2010, Bell Canada announced the launch of Bell Fibe TV, its advanced IPTV service, in several Toronto and Montréal neighbourhoods. Since that time, we have significantly expanded our Fibe TV service footprint, which now encompasses approximately 2 million households across Montréal and Toronto. Delivered over our advanced high-speed fibre-optic network and powered by Microsoft’s Mediaroom multimedia software, Fibe TV complements our national TV satellite service and expands television choice and competition in major urban markets where cable has dominated. Bell Fibe TV offers a wide range of flexible programming options and innovative features, including a whole-home personal video recorder (PVR), the ability to record multiple programs simultaneously, a picture-in-picture program guide, advanced search capabilities, and the fastest channel change capability on the market today. Unlike cable, Fibe TV’s advanced IP-based software technology makes possible many of these features and allows us to leverage Internet content and applications into the television environment.

On July 7, 2009, Bell Aliant, with the support of the Government of New Brunswick, announced a $60 million investment to fully deploy FTTH technology in Fredericton and Saint John by mid-2010. This investment, which is now completed, has brought an advanced broadband network using 100% fibre-optic technology, directly to 70,000 homes and businesses in these two cities, allowing Bell Aliant to deliver its new “FibreOP” branded FTTH broadband services. Bell Aliant announced and launched FibreOP services in various locations in Atlantic Canada throughout 2010 and 2011.

On May 28, 2010, Bell Aliant, with the support of the Government of Nova Scotia, announced that its FibreOP services would be introduced in Nova Scotia. On September 29, 2010, Bell Aliant and the Government of Prince Edward Island announced that FibreOP services would be introduced in Prince Edward Island. On April 7, 2011, Bell Aliant announced that its FibreOP services would be introduced in Newfoundland and Labrador. The virtually 100% aerial nature of Bell Aliant’s network infrastructure and the relatively low population densities in Atlantic Canada make the cost of FTTH and FTTN very similar in these markets.

On April 13, 2011, Bell Aliant launched its next generation of Internet and TV service with FibreOP 2.0. FibreOP 2.0 introduces more speed and functionality to customers for the same price. FibreOP 2.0 TV also provides enhanced functions and features for TV. Existing FibreOP Internet customers will be upgraded to the new FibreOP 2.0 Internet product with no additional fees or need for an equipment upgrade. Bell Aliant also plans to upgrade existing Bell Aliant TV customers and FibreOP TV customers to the new TV product.

10  BCE INC. | 2011 | ANNUAL INFORMATION FORM

DESCRIPTION OF OUR BUSINESS

As of the end of 2011, Bell Aliant’s FibreOP services were available to 458,000 homes and businesses in Atlantic Canada, while Bell Aliant’s high-speed Internet service was available to over 85% of homes in Bell Aliant’s operating territory.

Our forward-looking statements referred to in this section relating to plans to deploy FTTN and FTTH assume, in particular, that municipal consents required by us in order to install network equipment on municipal property will be issued on a timely basis. The failure by municipalities to issue such consents or to issue such consents in accordance with our schedules could result in our inability to deploy FTTN or FTTH in certain areas or in significant delays in our pace of FTTN or FTTH deployment. In addition, our forward-looking statements referred to in this section relating to plans to deploy FTTN, FTTH and FTTB assume the availability of the required capital which, in turn, is based on our ability to either generate cash flows from operations or raise financing. Our ability to generate cash flows from operations depends on our business performance which, in turn, is based on certain key economic, market and operational assumptions that are discussed in the section entitled Business Outlook and Assumptions in the BCE 2011 MD&A, at pages 32 to 34 of the BCE 2011 Annual Report, which section is incorporated by reference herein. Our ability to generate cash flows from operations is also subject to various risks, which could affect our business, including competitive, regulatory, technological, economic and financial risks. Our ability to raise financing depends on our ability to access the public equity and debt capital markets and the bank credit market which, in turn, is based on prevailing market conditions and the outlook for our business and credit ratings at the time the capital is raised. Refer to the sections entitled Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results in the BCE 2011 MD&A, at pages 54 to 57, pages 58 to 61, and pages 62 to 69, respectively, of the BCE 2011 Annual Report, which sections are incorporated by reference herein, for a description of risks that could affect our business and our ability to generate cash flows from operations, and to the risk entitled If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets for a description of risks that could affect our ability to raise financing.

Wireless

Bell provides wireless connectivity through the use of its own wireless facilities as well as the facilities of other wireless carriers that Bell may access through contractual arrangements.

We have deployed and operate a number of nationwide wireless broadband networks compatible with global standards that deliver high-quality and reliable voice and high-speed data services. Our wireless HSPA+ network, launched in November 2009, offers high-speed mobile access of up to 21 Mbps to over 97% of the Canadian population and covers thousands of cities and towns in both urban and rural locations. The HSPA+ network supports global roaming, as well as a wide range of smartphones, data cards, universal serial bus (USB) sticks, tablets and other leading-edge mobile devices. Our HSPA+ network also supports international roaming in more than 200 countries, including a preferred roaming agreement with AT&T Inc., the largest HSPA operator in the United States. The vast majority of the site connectivity for the new HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability. In November 2010, Bell became the first wireless company in North America to deploy leading-edge dual cell technology, which doubles the speed of HSPA+ mobile data service from up to 21 Mbps to as high as 42 Mbps when using USB-capable modem devices. At December 31, 2011, 42 Mbps dual cell service was available to over 70% of the Canadian population.

Bell was also the first wireless service provider in Canada to launch a 4G LTE network in the Greater Toronto Area in September 2011, offering mobile Internet data access speeds as fast as 75 Mbps with typical speeds ranging from 12 to 25 Mbps. At December 31, 2011, Bell had deployed its 4G LTE network in certain areas of the Greater Toronto Area (including Mississauga), Hamilton, Kitchener-Waterloo, Guelph, Belleville, Yellowknife and Halifax-Dartmouth. In February 2012, we expanded our LTE mobile network to seven more urban centres across Canada, including Montréal, Québec City, Ottawa, London, Calgary, Edmonton and Vancouver. We intend to expand service to more Canadian cities and towns in 2012.

In addition to our LTE and HSPA+ networks, we operate a national 3G code division multiple access (CDMA) evolution, data optimized (EVDO) network covering 99% of Ontario’s and Québec’s populations and approximately 97% of Atlantic Canada’s population at December 31, 2011. Our CDMA network also covers major cities in the provinces of Alberta and British Columbia. At the end of 2011, Bell’s EVDO network covered over 90% of the Canadian population. EVDO delivers high-speed mobile services with data-rich content such as e-mail, video messaging, gaming, video conferencing, telematics and streaming entertainment. Bell plans to continue operating its CDMA network for the foreseeable future.

Bell Mobility also operates approximately 2,000 public Wi-Fi hotspots at McDonald’s, Starbucks and Indigo retail outlets across Canada, in addition to hundreds of thousands of Wi-Fi hotspots managed through our Bell Business Markets unit at enterprise customer locations.

With our multiple high-speed data networks, we are able to offer Canadian consumers a broad range of choice in wireless smartphones, including devices from Apple, RIM, Samsung, HTC and LG, as well as other smartphones, touch screen tablets and other devices designed for data services such as e-mail, messaging, Internet access and social networking.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  11

DESCRIPTION OF OUR BUSINESS

OUR EMPLOYEES

The table below shows the number of our employees as at December 31, 2011, 2010 and 2009.

NUMBER OF EMPLOYEES AT DECEMBER 31	2011		2010		2009
Bell Wireline segment	34,800		35,100		34,800
Bell Wireless segment	7,750		8,300		8,000
Bell Media segment	6,000		–		–
Bell Aliant segment	6,700	(1)	6,800		8,100
Total	55,250	(2)	50,200	(3)	50,900

(1)	The total number of Bell Aliant employees at the end of 2011 was 6,700 compared with 6,800 on December 31, 2010, due mainly to voluntary retirement incentives offered to certain unionized staff and further reductions of Bell Aliant’s management workforce.
(2)	The total number of Bell employees at the end of 2011 was 48,550, which included 6,000 employees at Bell Media and 3,700 employees at The Source (Bell) Electronics Inc., compared with 43,400 on December 31, 2010, which included 3,400 employees at The Source (Bell) Electronics Inc. The increase in Bell’s headcount was primarily the result of the acquisition on April 1, 2011 of CTV.
(3)

The total number of Bell employees at the end of 2010 was 43,400, which included 3,400 employees at The Source (Bell) Electronics Inc., compared with 42,800 on December 31, 2009, which included 3,500 employees at The Source (Bell) Electronics Inc. The increase was due primarily to a higher headcount in our Bell Wireless segment, and in our network and field operations units, in order to support our significant wireless subscriber growth and smartphone adoption over 2010, broadband fibre development activities, IPTV rollout, and ongoing service quality initiatives. This was partly offset by a reduced workforce, year over year, in our Bell Residential and Bell Business Markets units, driven by employee departures, attrition, and other targeted reductions brought about by further operating efficiencies and productivity improvements.

Approximately 45% of the BCE group employees are represented by unions and are covered by collective agreements.

The following collective agreements covering 100 or more employees were ratified in 2011 or early 2012:

  the collective agreements covering approximately 3,690 Bell Technical Solutions (BTS) employees in Québec and Ontario set to expire in May 2014 were renewed early and will be in effect until May 6, 2018;

  the new collective agreement between the Communications, Energy and Paperworkers’ Union of Canada (CEP) and Bell Canada covering approximately 810 communications sales employees was ratified on July 27, 2011 and will be in force until December 31, 2013;

  the collective agreement between Northwestel Inc. and the International Brotherhood of Electrical Workers covering approximately 395 clerical and craft employees expired on December 31, 2010. A tentative agreement was ratified on January 14, 2011 and the new agreement will last until December 31, 2013;

  the collective agreement between the CEP and Telebec, Limited Partnership covering approximately 220 clerical employees was ratified and will be in force until November 1, 2014;

  the new collective agreement between the CEP and Expertech Network Installation Inc. (Expertech) covering approximately 175 clerical employees was ratified on April 1, 2011 and will be in force until November 30, 2014;

  the collective agreement between the CEP and NorthernTel, Limited Partnership (NorthernTel) covering approximately 132 craft and clerical employees has been renewed and will be in force until February 28, 2014; and

  the collective agreement between the CEP and Bell Canada (Information and Communications Technology) covering approximately 125 clerical employees that was set to expire on May 31, 2011, was renewed and will apply until May 31, 2014.

The following collective agreements covering 100 or more employees will expire in 2012:

  the collective agreement between the CEP and Bell Canada covering approximately 4,585 craft employees will expire on November 30, 2012;

  the collective agreement between the United Steel Workers of America (USWA) and Nordia Inc. covering approximately 775 craft employees will expire on December 31, 2012;

  the collective agreement between the CEP and Bell Aliant Regional Communications Inc. covering approximately 155 clerical employees will expire on May 31, 2012;

  the collective agreement between the CEP and Bell Media for TV station CFCF covering approximately 140 craft employees will expire on December 31, 2012; and

  the collective agreement between the USWA and The Source (Bell) Electronics Inc. covering approximately 125 craft employees will expire on April 30, 2012.

12  BCE INC. | 2011 | ANNUAL INFORMATION FORM

DESCRIPTION OF OUR BUSINESS

The following describes the status of collective agreements covering 100 or more employees that have already expired:

  the collective agreement between the CEP and Expertech covering approximately 1,360 craft employees expired on November 30, 2011. A second collective agreement proposal was tabled for ratification on February 17, 2012. Results of the ratification vote will be known on or about March 27, 2012;

  the collective agreement between the CEP and Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP) covering approximately 650 craft employees expired on November 30, 2011. Negotiations are ongoing.

A notice to bargain has been served for the following Bell Media collective agreements and bargaining will begin in the coming weeks or is already under way:

  the collective agreement between the CEP and CTV Agincourt covering approximately 490 craft employees; and

  the collective agreement between the CEP and CTV Calgary/Edmonton (Alberta) covering approximately 290 craft employees.

The CEP was certified on March 1, 2011 to represent approximately 105 Bell ExpressVu broadcast employees working in the Toronto region of Ontario. Notice to bargain was served on April 4, 2011 and bargaining of a first collective agreement is ongoing.

CORPORATE RESPONSIBILITY

We are committed to the highest standards of corporate responsibility and we seek to integrate environmental, social and economic considerations into our business decisions. We engage with stakeholders to identify opportunities to create benefits for both society and us while minimizing, where we can, any negative impact our activities may generate. In line with this commitment, in 2006, we adopted a resolution to support the United Nations Global Compact, a set of universal principles addressing human rights, labour, environmental and anti-corruption issues.

In 2012, BCE Inc.’s corporate responsibility strategy, including security, environmental and health and safety (SEHS) risks and opportunities, will be overseen by the Security, Environmental and Health & Safety Oversight Committee, an officer level committee. This new committee will combine the mandates of the former Corporate Responsibility Oversight Committee and the Security Oversight Committee while adding increased visibility to the health and safety aspects. The committee’s role is to ensure that BCE Inc.’s corporate strategies on SEHS are well integrated and aligned across all parts of its business, with the intent of minimizing financial and reputational risks and maximizing business opportunities.

BCE Inc. has implemented a range of social and environmental policies which are supported by various programs and initiatives. These policies address issues of importance to our many stakeholders including: preventing conflicts of interest; protecting company assets; safeguarding privacy and confidentiality; treating clients, business partners, team members and competitors with respect and honesty; fostering a diverse and safe workplace; and, protecting the environment. The policies include amongst others:

  Code of Business Conduct

  Bell Privacy Statement

  Bell Code of Fair Information Practices

  Environmental Policy

  Supplier Code of Conduct

In 2011, BCE Inc. was listed on the Global 100 Most Sustainable Corporations in the World, and is part of socially responsible investment indices such as the FTSE4Good Index and the Jantzi Social Index.

Bell Canada is an active member of the Global e-Sustainability Initiative (www.gesi.org), an international organization that promotes sustainable development in the ICT industry. Part of its involvement includes the promotion of ICT as a solution to climate change by enabling travel reduction and dematerialization. Monitoring and reducing energy consumption is a key priority at Bell Canada because of its positive impact on the environment and the economy. We report on our carbon footprint and carbon reduction initiatives through the Carbon Disclosure Project since the early beginnings in 2004. In 2011, for the fifth time in 6 years, Bell Canada was recognized as a Climate Disclosure Leader by the Carbon Disclosure Project.

Details of these policies, and performance of our programs and initiatives, can be found under the heading Responsibility on BCE Inc.’s website at www.bce.ca.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  13

DESCRIPTION OF OUR BUSINESS

Community

Bell Canada is committed to advancing mental health across Canada through the Bell Let’s Talk mental health initiative. Mental illness affects millions of Canadians yet this major health issue remains significantly underfunded, misunderstood and stigmatized. With 1 in 5 Canadians expected to suffer from the disease, everyone has a family member, friend or colleague who has struggled with mental illness. The impact on the Canadian economy is staggering with an estimated $51 billion each year in lost productivity and approximately 500,000 Canadians absent from work each day due to mental health issues.

On September 21, 2010, Bell Canada announced its five-year, $50 million initiative supporting an extensive range of programs to enhance mental health in every aspect of Canadian life. The Bell Let’s Talk mental health initiative has 4 action pillars: anti-stigma, enhanced care and access, new research and workplace leadership. This initiative is the largest-ever corporate effort to promote mental health in Canada.

During 2011, Bell Canada committed $8.9 million of the program to several initiatives, including partnerships with the Centre for Addiction and Mental Health, the Foundation Hôpital Charles-Lemoyne, the University of British Columbia’s Institute of Mental Health for the Bell Youth Mental Health IMPACT Project and the Streetohome Foundation. The Bell Let’s Talk Community Fund also invested in 49 different local mental health organizations across Canada in 2011. Through the Bell Let’s Talk Community Fund, organizations, agencies and hospitals across the country can apply for grants of up to $50,000 for community-based mental health initiatives.

In February 2012, as part of Bell Let’s Talk, Bell has made significant contributions to two major institutions in support of Canadian mental health: a $2 million gift to the Douglas Mental Health University Institute in Montréal, to establish the Douglas-Bell Canada Brain Bank to drive research into the causes and effects of mental illness, and a $1 million donation to Queen’s University to establish the Bell Mental Health and Anti-stigma Research Chair.

Because the challenge of stigma remains the primary reason an estimated two-thirds of people with mental health problems do not receive the help they need, Bell continues to invite Canadians to talk about the issue. The second annual Bell Let’s Talk Day on February 8, 2012, led by national spokesperson Clara Hughes and joined by Stefie Shock and Michel Mpambara, worked to promote discussion and understanding of mental illness while raising new funds for Canadian mental health. With over 78 million text messages, long distance calls and retweets made that day by Bell Canada and Bell Aliant customers, Bell Canada’s 5-cent donation per text message, long distance call and retweet meant that an amount of $3,926,014.20 was raised to support mental health programs across the country.

In 2011, Bell Canada was named the recipient of the 2012 Freeman Philanthropic Services Award for Outstanding Corporation for the Bell Let’s Talk Mental Health Initiative by the Association of Fundraising Professionals.

To learn more, please visit bell.ca/letstalk.

Between mental health and their other initiatives, Bell Canada and Bell Aliant contributed over $17 million in community investment in 2011. Bell Canada and Bell Aliant employees and pensioners also donated over $1.6 million in charitable gifts and logged over 410,000 hours in volunteer time.

Environment

On November 2, 2004, BCE Inc. adopted an environmental policy that affirms:

  our commitment to environmental protection; and

  our belief that environmental protection is an integral part of doing business, and needs to be managed systematically under a continuous improvement process.

The policy is reviewed annually and contains principles that support our goal, varying from exercising due diligence to meet or exceed the environmental legislation that applies to us, to preventing pollution and promoting cost-effective initiatives that minimize resources and waste.

We have instructed subsidiaries subject to this policy to support these principles, and have established a management-level committee to oversee the implementation of the policy.

Bell Canada monitors its operations to seek to ensure that it complies with environmental requirements and standards, and takes action to prevent and correct problems, when needed. It has had an environmental management and review system in place since 1993, that:

  provides early warning of potential problems;

  identifies management and cost-saving opportunities;

  establishes a course of action; and

  ensures ongoing improvement through regular monitoring and reporting.

14  BCE INC. | 2011 | ANNUAL INFORMATION FORM

DESCRIPTION OF OUR BUSINESS

On April 14, 2009, Bell Canada obtained the ISO 14001 certification for its environmental management system (Registration number: EMS 545955). Bell Canada is the only telecommunications company in Canada to have obtained this certification. The certification covers all of Bell Canada’s businesses including landline, wireless, television and Internet services in addition to related administrative functions. Bell Canada has maintained the certification for the first three-year cycle and has engaged in the renewal process for 2012. In 2011, Bell Canada also obtained BOMA BEST certification for seven of its largest Québec-based buildings and BOMA Building of the Year for its Montréal Campus, and will seek to obtain certification for additional buildings throughout 2012, including LEED Gold for its new datacenter currently under construction.

One of Bell Canada’s key tools is the corporate environmental action plan, which outlines the environmental activities of Bell Canada’s various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors Bell Canada’s progress in meeting its objectives.

For the year ended December 31, 2011, Bell Canada spent $21.1 million on environmental activities, 45% of which was expensed and 55% of which was for capital expenditures. For 2012, Bell Canada has budgeted $19.1 million (47% for expenses and 53% for capital expenditures) to seek to ensure that its environmental policy is applied properly and its environmental risks are minimized.

Bell Aliant adopted a comprehensive environmental policy for Atlantic Canada that was updated in 2006 which affirms its goal to work to create a sustainable future by integrating long-term economic, environmental and social considerations into the way the business is operated. The policy provides for the identification of activities and situations which may have potential to harm the environment, and the implementation of environmentally positive practices and preventive measures. Bell Aliant’s program seeks to ensure that it complies with all environmental regulatory requirements and that its activities are carried out in a manner that minimizes risk to the environment through a continuous improvement process.

Bell Aliant manages its environment program through processes similar to those employed by Bell Canada, and collaborates on many levels to seek harmonization with Bell Canada’s environment program. Bell Aliant has adopted an environment action plan which sets out specific environmental goals for 2012.

COMPETITIVE ENVIRONMENT

A discussion of our competitive environment can be found in the section entitled Our Competitive Environment in the BCE 2011 MD&A, at pages 54 to 57 of the BCE 2011 Annual Report, which section is incorporated by reference herein.

See also Description of Our Business – Our Competitive Strengths in this Annual Information Form for more information concerning our competitive position.

REGULATORY ENVIRONMENT

A discussion of the legislation that governs our business as well as government consultations and recent regulatory initiatives and proceedings affecting us can be found in the section entitled Our Regulatory Environment in the BCE 2011 MD&A, at pages 58 to 61 of the BCE 2011 Annual Report, which section is incorporated by reference herein.

More information with respect to the Canadian ownership restrictions on BCE Inc.’s common shares can be found under Our Capital Structure – BCE Inc. Securities – BCE Inc. Preferred Shares, Common Shares and Class B Shares in this Annual Information Form.

INTANGIBLE PROPERTIES

We use various works protected by intellectual property rights which we own or for which we have been granted rights to use. These works include brand names, customers’ lists, copyrights, patents and trade-marks. This intellectual property is important to our operations and our success.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  15

DESCRIPTION OF OUR BUSINESS

The table below is a list of trade-marks that are referred to and used as such in this Annual Information Form and their owners.

OWNER	TRADE-MARK
BCE Inc.	BCE
Bell Aliant Regional Communications, Limited Partnership	Aliant
FibreOP
Bell Canada	Bell
Bell Centre
Bell Internet
Bell Media
Bell Mobility
Bell TV
Fibe
xWave
Bell ExpressVu, Limited Partnership	ExpressVu
Bell Media Inc.	BNN
CFCF
CTV
CTV News Channel
MuchMusic
The Comedy Network
Bell Mobility Inc.	Solo
Solo Mobile
Dome Productions Partnership	Dome Productions
Expertech Network Installation Inc.	Expertech
Expertech Network Installation
Nordia Inc.	Nordia
Nortel Networks Limited	NorthernTel
Northwestel Inc.	Northwestel
Telebec, Limited Partnership	Télébec
The Source (Bell) Electronics Inc.	The Source
The Sports Network Inc.	RDS
RDS.ca
TSN
TSN.ca
Virgin Enterprises Limited	Virgin Mobile
Virgin Mobile Canada

Other trade-marks or corporate, trade or domain names used in this Annual Information Form are the property of their owners. Our trade-mark rights are perpetual provided that their registrations are renewed on a timely basis when applicable and that the trade-marks are used in commerce by us or our licencees. We take appropriate measures to protect, renew and defend our trade-marks including prosecuting infringers. We take great care not to infringe on the intellectual property and trade-marks of others.

16  BCE INC. | 2011 | ANNUAL INFORMATION FORM

GENERAL DEVELOPMENT OF OUR BUSINESS

THREE-YEAR HISTORY

Proposed Acquisition of Ownership Position in Maple Leaf Sports & Entertainment Ltd. (MLSE)

On December 9, 2011, BCE Inc. announced it had, in a joint ownership arrangement with Rogers, agreed to purchase a net 75% ownership position in MLSE from Teachers’. MLSE is a sports and entertainment company that owns the Toronto Maple Leafs, the Toronto Raptors, the Toronto Marlies and Toronto FC. MLSE also holds real estate and entertainment assets in Toronto, including the Air Canada Centre and the Maple Leaf Square condominium and commercial complex, operates three sports specialty TV channels, and is the exclusive partner of the National Basketball Association (NBA) in Canada.

BCE Inc.’s investment will total $525 million (or $398 million assuming the completion of a leveraged recapitalization of MLSE), representing a 28% indirect equity interest in MLSE. Through a co-investment arrangement with BCE Inc., the BCE Master Trust Fund, an independent trust that holds and manages pension fund investments serving the pension obligations of the BCE group pension plans, will contribute approximately $135 million toward the MLSE acquisition. BCE Inc. and the BCE Master Trust Fund will own an aggregate 37.5% interest in MLSE, equal to Rogers’ interest.

This proposed investment is intended to secure, on a long-term basis, access to TV, mobile, digital online and radio broadcast rights to the professional sports teams playing in Canada’s largest market place and to accelerate Bell Canada’s strategy to deliver best content across next-generation networks to all screens. The proposed investment is also intended to strengthen Bell Media’s sports leadership.

The transaction is expected to close in mid-2012. The expected timing and completion of the proposed acquisition by BCE Inc. of an interest in MLSE is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory and sports league approvals. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions currently contemplated. The proposed transaction could be modified, restructured or terminated. There can be no assurance that the strategic benefits expected to result from the transaction will be fully realized.

Key Completed Transactions

In line with our strategic imperatives, from 2009 to 2011, we have entered into certain other transactions that have influenced the general development of our business. More information with respect to these transactions is provided in the table below.

TRANSACTION	KEY CHARACTERISTICS
Acquisition of the remaining 85% interest in CTV Inc. (CTV) (formerly CTVglobemedia Inc. and now named Bell Media Inc.) (2011)(1)

  On April 1, 2011, BCE Inc. acquired the remaining 85% interest in CTV that it did not already own in accordance with a transaction agreement (the Transaction Agreement) made as of September 10, 2010 between CTV, BCE Inc., The Woodbridge Company Limited, 1565117 Ontario Limited (Woodbridge Holdco), Woodbridge Investments Inc. (Woodbridge Investments), Teachers’ and Torstar Corporation (Torstar).

  BCE Inc. acquired all of the Class A common shares of CTV held by each of Woodbridge Holdco, Teachers’ and Torstar for an aggregate share purchase price of approximately $1.3 billion. Including the value of our 15% interest, the transaction has an equity value of approximately $1.5 billion. Together with approximately $1.7 billion in proportionate debt, the total transaction value is approximately $3.2 billion.

  BCE Inc. also acquired certain debt from Woodbridge Investments and repaid in full CTV’s senior indebtedness, both of which constitute part of the approximately $1.7 billion in proportionate debt included in the transaction.

  As a component of the consideration paid, BCE Inc. issued 21,729,239 common shares to Woodbridge Holdco. Woodbridge Holdco agreed that, for a two-year period, it will not sell or otherwise dispose of the BCE Inc. common shares issued to it pursuant to the Transaction Agreement without the consent of BCE Inc.

  Upon completion of the transaction, BCE Inc. unveiled Bell Media, a new business unit that includes all CTV properties and other Bell content assets.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  17

GENERAL DEVELOPMENT OF OUR BUSINESS

TRANSACTION	KEY CHARACTERISTICS
Acquisition of xWave, a division of Bell Aliant LP (xWave) (2011)

  On January 1, 2011, Bell Canada acquired xWave from Bell Aliant for an acquisition price of $40 million, a transaction that enhances Bell Business Markets’ portfolio of IT product and professional solutions for corporate, government and health-care clients across Canada.

  xWave is focused on developing advanced technology solutions and IT professional services, including e-health solutions.

Acquisition of the assets of the hosting division of Hypertec Availability Services (2010)

  On December 1, 2010, Bell Canada acquired the assets of the hosting division of Hypertec Availability Services, a top-tier data hosting provider in Québec.

  The acquisition provides Bell Canada with more than 100,000 square feet of hosting space in a state-of-the-art Montréal data centre, enhancing Bell Canada’s ability to provide co-location and managed data centre services for corporate and public sector clients.

Sale of SkyTerra Communications Inc. (SkyTerra) (2010)

  On March 29, 2010, BCE Inc. sold its 22.1 million shares in satellite services company SkyTerra to private investment firm Harbinger Capital Partners. The sale yielded proceeds of approximately $111 million.

  Harbinger’s take-private transaction was an all-cash merger in which Harbinger acquired SkyTerra common stock for US$5.00 per share, representing an approximate 56% premium over the average closing price of SkyTerra’s common stock for the 30 days ended September 22, 2009, the last day before the announcement of the merger agreement.

  The sale of the interest in SkyTerra is in line with BCE Inc.’s commitment to eliminate holdings in businesses that do not enhance the execution of its strategic imperatives.

  SkyTerra is a developer and supplier of mobile satellite communication services based in Reston, Virginia.

Acquisition of minority interest in the Montréal Canadiens Hockey Club and the Bell Centre as part of a consortium led by the Molson Family (2009)

  On December 1, 2009, Bell Canada, as part of a consortium led by the Molson Family, acquired a minority participation in the Montréal Canadiens Hockey Club and the Bell Centre. Bell Canada’s investment was approximately $50 million.

  This investment enhanced Bell Canada’s marketing and promotional relationship with the Canadiens.

Acquisition of substantially all of the assets of The Source (2009)

  On July 1, 2009, we acquired substantially all of the assets of national electronics retailer The Source, for a total investment of $161 million. These assets are held by our wholly-owned subsidiary, The Source (Bell) Electronics Inc.

  The Source (Bell) Electronics Inc. began selling Bell TV satellite services at the end of the second quarter of 2009 and Bell Internet services were introduced in November 2009. Bell Mobility and Virgin Mobile wireless products were introduced at The Source (Bell) Electronics Inc. in January 2010. In November 2010, The Source (Bell) Electronics Inc. launched Bell Fibe TV service and most recently, Bell Home Phone services were introduced in March 2011 to complete the availability of the full suite of Bell Residential Services.

Acquisition of the remaining 50% of the equity of Virgin (2009)

  On July 1, 2009, we acquired the remaining 50% of the equity of Virgin not already owned, for a total investment of $161 million.

  As part of this transaction, we entered into a long-term brand licensing agreement with the Virgin Group.

(1)	More information with respect to this transaction and the Transaction Agreement may be found in the material change reports dated September 20, 2010 and April 1, 2011 filed by BCE Inc. with the Canadian securities regulatory authorities (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

18  BCE INC. | 2011 | ANNUAL INFORMATION FORM

GENERAL DEVELOPMENT OF OUR BUSINESS

Returning Value to Shareholders

Following the termination by BCE Inc. of the definitive agreement relating to its proposed privatization by an investor group in accordance with its terms, BCE Inc. announced, on December 12, 2008, plans to return value to BCE Inc.’s shareholders with a reinstated common share dividend and a normal course issuer bid common share buyback program (2008/2009 NCIB).

On February 10, 2009, the board of directors of BCE Inc. adopted a new common share dividend policy with a target dividend payout ratio of 65% to 75% of earnings per share (EPS) before restructuring and other and net (gains) losses on investments (Adjusted EPS). In 2009, BCE Inc. announced three increases in the annual dividend payable on its common shares. In each of 2010 and 2011, BCE Inc. announced two other additional increases in the annual dividend payable on its common shares. With these dividend increases, which were consistent with BCE Inc.’s above-mentioned dividend policy, BCE Inc.’s annual common share dividend has increased 49% since the fourth quarter of 2008. Refer to Our Dividend Policy for more details concerning BCE Inc.’s common share dividend policy and its common share dividend increases announced in 2009, 2010 and 2011. BCE Inc.’s dividend policy and the declaration of dividends are subject to the discretion of BCE Inc.’s board of directors.

Under the 2008/2009 NCIB, BCE Inc. was entitled to repurchase for cancellation up to 40,000,000 common shares over the 12-month period starting on December 23, 2008 and ending on December 22, 2009, representing approximately 5% of BCE Inc.’s 807,049,958 issued and outstanding common shares as of December 5, 2008. On May 5, 2009, BCE Inc. completed the 2008/2009 NCIB at an average price of approximately $24.65 per share, including 10.3 million common shares that BCE Inc. purchased for cancellation pursuant to private agreements with arm’s length third-party sellers.

On December 17, 2009, BCE Inc. announced a new normal course issuer bid common share buyback program (2010 NCIB). Under the 2010 NCIB, BCE Inc. was entitled to repurchase for cancellation up to 20,000,000 common shares (subject to a maximum aggregate purchase price of $500 million) over the 12-month period starting on December 29, 2009 and ending on December 28, 2010, representing approximately 2.6% of BCE Inc.’s 767,166,281 issued and outstanding common shares as of December 11, 2009. On December 6, 2010, BCE Inc. completed the 2010 NCIB having purchased 16,236,182 common shares at an average price of approximately $30.80 per share, including 6.66 million common shares that BCE Inc. purchased for cancellation pursuant to private agreements with arm’s length third-party sellers.

On December 8, 2011, BCE Inc. announced a new normal course issuer bid common share buyback program (2011/2012 NCIB). Under the 2011/2012 NCIB, BCE Inc. is entitled to repurchase for cancellation up to 6,500,000 common shares (subject to a maximum aggregate purchase price of $250 million) over the 12-month period starting on December 12, 2011 and ending on December 11, 2012, representing approximately 0.8% of BCE Inc.’s 778,943,093 issued and outstanding common shares as of December 2, 2011. Purchases may be effected through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading systems, if eligible, or by such other means as may be permitted by the Toronto Stock Exchange and/or the New York Stock Exchange, and under applicable laws. As of March 8, 2012, BCE Inc. had repurchased a total of 5,829,266 common shares under the 2011/2012 NCIB, representing 95.4% of the 2011/2012 NCIB, at an average price of $40.9258 per share, including 2,080,000 common shares that BCE Inc. purchased for cancellation pursuant to private agreements with an arm’s-length third-party seller.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  19

OUR CAPITAL STRUCTURE

This section describes BCE Inc.’s securities, the trading of certain of such securities on the Toronto Stock Exchange and the ratings that certain rating agencies have attributed to BCE Inc.’s preferred shares and Bell Canada’s public debt securities.

BCE INC. SECURITIES

BCE Inc. Preferred Shares, Common Shares and Class B Shares

BCE Inc.’s articles of amalgamation, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares.

Each common share entitles its holder to one vote at any meeting of shareholders. Additional information about the terms and conditions of the BCE Inc. preferred shares, common shares and Class B Shares can be found under note 23 – Share Capital of the BCE Inc. 2011 financial statements on pages 112 to 114 of the BCE 2011 Annual Report, which note is incorporated by reference herein.

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE Inc. that are Canadian carriers are subject to this Act. Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:

  Canadians own at least 80% of its voting shares;

  at least 80% of the members of the carrier company’s board of directors are Canadians; and

  the carrier company is not controlled by non-Canadians.

In addition, where a parent company owns at least 66 2/3% of the voting shares of the carrier company (Carrier holding company), the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE Inc. is a Carrier holding company. The Telecom Regulations give certain powers to the Canadian Radio-television and Telecommunications Commission (CRTC) and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE Inc., which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

  Canadians own at least 66 2/3% of its voting shares; and

  it is not controlled by non-Canadians.

The powers under the Telecom Regulations include the right to:

  suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians;

  refuse to register a transfer of voting shares to a non-Canadian;

  force a non-Canadian to sell his or her voting shares; and

  suspend the voting rights attached to that person’s shares, if that person’s holdings would affect our status as “Canadian” under the Telecommunications Act.

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE Inc. retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules for broadcasting licencees, such as Bell ExpressVu and Bell Media, are generally in line with the rules for Canadian common carriers by restricting allowable foreign investments in voting shares at the licencee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or reviewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership criteria.

Cultural concerns over increased foreign control of broadcasting activities lie behind an additional restriction that prevents the holding company of a broadcast licencee that exceeds the former 20% limit (or its directors) from exercising control or influence over any programming decisions of a subsidiary licencee. In line with CRTC practice, programming committees have been established within the relevant subsidiary licencees, thereby allowing foreign investment in voting shares of BCE Inc. to reach the maximum of 33 1/3%.

20  BCE INC. | 2011 | ANNUAL INFORMATION FORM

OUR CAPITAL STRUCTURE

We monitor the level of non-Canadian ownership of BCE Inc.’s common shares by obtaining data on (i) registered shareholders from our transfer agent and registrar in Canada, Canadian Stock Transfer Company Inc. (CST) acting as administrative agent for CIBC Mellon Trust Company (CIBC Mellon), and (ii) beneficial shareholders from the Canadian Depository for Securities (CDS) and the United States Depository Trust Company (DTC). We also provide periodic reports to the CRTC.

BCE Inc. Debt Securities

On June 8, 2009, BCE Inc. redeemed, prior to maturity, all of its outstanding $650 million principal amount of 7.35% Series C notes due October 30, 2009. Accordingly, as of March 8, 2012, BCE Inc. had no debt securities outstanding.

BELL CANADA DEBT SECURITIES

Bell Canada has issued long-term debt securities as summarized in the table below.

	WEIGHTED AVERAGE		AT DECEMBER 31, 2011
	INTEREST RATE	MATURITY	(IN $ MILLIONS	)
Debentures
1997 trust indenture	5.08%	2012-2035	6,850
1976 trust indenture	9.59%	2014-2054	1,250
Subordinated debentures	8.21%	2026-2031	275
Total			8,375

The Bell Canada debentures are unsecured and have been guaranteed by BCE Inc.

Under its shelf prospectus (Shelf Prospectus) and prospectus supplement (Prospectus Supplement) dated September 3, 2009 and September 4, 2009, respectively, Bell Canada could issue, from time to time, until October 3, 2011, up to $3 billion of MTN Debentures. On December 2, 2010, Bell Canada issued under the Shelf Prospectus and Prospectus Supplement, $1 billion of 3.60% MTN Debentures, Series M-21, due December 2, 2015, at a price of $99.832 per $100 principal amount. On March 16, 2011, Bell Canada issued under the Shelf Prospectus and Prospectus Supplement, $1 billion of 4.40% MTN Debentures, Series M-22, due March 16, 2018, at a price of $99.916 per $100 principal amount. On May 19, 2011, Bell Canada issued under the Shelf Prospectus and Prospectus Supplement, (i) $500 million of 3.65% MTN Debentures, Series M-23, due May 19, 2016, at a price of $99.928 per $100 principal amount, and (ii) $500 million of 4.95% MTN Debentures, Series M-24, due May 19, 2021, at a price of $99.634 per $100 principal amount. Accordingly, as of May 19, 2011, Bell Canada had issued the maximum authorized amount of debt securities under its Shelf Prospectus and Prospectus Supplement. On August 15, 2011, Bell Canada filed with the Canadian securities regulatory authorities and with the United States Securities and Exchange Commission a new shelf prospectus under which Bell Canada may issue, over a 25-month period, up to $3 billion of debt securities. No debt securities have yet been issued under this new shelf prospectus.

Bell Canada may issue short-term notes under its commercial paper program up to the amount of its supporting committed lines of credit. The total amount of its supporting committed lines of credit available at March 8, 2012 was $1,725 million. Bell Canada had $250 million of commercial paper outstanding at March 8, 2012. Certain of Bell Canada’s trust indentures impose covenants which place limitations on the issuance of additional debt with a maturity date exceeding one year based on certain tests related to interest and asset coverage. In addition, Bell Canada is required, under certain conditions, to make an offer to repurchase all or, at the option of the holder thereof, any part of certain series of its debentures, upon the occurrence of both a “Change of Control” of BCE Inc. or Bell Canada and a “Rating Event” relating to the relevant series of debentures. “Change of Control” and “Rating Event” are defined in the terms and conditions attaching to the relevant series of debentures. Bell Canada is in compliance with all conditions and restrictions attaching to its debt securities.

RATINGS FOR BCE INC. AND BELL CANADA SECURITIES

Ratings generally address the ability of a company to repay principal and pay interest or dividends on issued and outstanding securities.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depends partly on the quality of our credit ratings at the time capital is raised. Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade. A ratings downgrade could result in adverse consequences for our funding capacity or our ability to access the capital markets.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  21

OUR CAPITAL STRUCTURE

As of March 8, 2012, BCE Inc.’s preferred shares and Bell Canada’s debt securities are rated by the following rating agencies:

  DBRS Limited (DBRS)

  Moody’s Investors Service, Inc. (Moody’s)

  Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (S&P).

This section describes the credit ratings, as of March 8, 2012, that BCE Inc. and Bell Canada have requested for certain of their securities. These ratings provide investors with an independent measure of credit quality of an issue of securities. However, they are not recommendations to buy, sell or hold any of the securities referred to below, and they may be revised or withdrawn at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.

RATINGS FOR BELL CANADA DEBT SECURITIES

Short-Term Debt Securities

SHORT-TERM DEBT SECURITIES	RATING AGENCY	RATING		RANK
Bell Canada commercial paper	DBRS	R-1 (low	)	3 out of 10
	Moody’s	P-2		2 out of 4
	S&P	A-2		4 out of 8

Long-Term Debt Securities

LONG-TERM DEBT SECURITIES	RATING AGENCY	RATING		RANK
Bell Canada unsubordinated long-term debt	DBRS	A (low	)	7 out of 26
	Moody’s	Baa1		8 out of 21
	S&P	BBB+		8 out of 22
Bell Canada subordinated long-term debt	DBRS	BBB		9 out of 26
	Moody’s	Baa2		9 out of 21
	S&P	BBB		9 out of 22

RATINGS FOR BCE INC. PREFERRED SHARES

PREFERRED SHARES	RATING AGENCY	RATING		RANK
BCE Inc. preferred shares	DBRS	Pfd-3 (high	)	7 out of 16
	S&P	P-2 (low	)	6 out of 18

OUTLOOK

As of March 8, 2012, BCE Inc. and Bell Canada have stable outlooks from DBRS, Moody’s and S&P.

GENERAL EXPLANATION

Short-Term Debt Securities

The table below shows the range of credit ratings that each rating agency assigns to short-term debt instruments.

	HIGHEST QUALITY OF SECURITIES RATED		LOWEST QUALITY OF SECURITIES RATED
DBRS	R-1 (high	)	D
Moody’s	P-1		NP
S&P	A-1 (high	)	D

22  BCE INC. | 2011 | ANNUAL INFORMATION FORM

OUR CAPITAL STRUCTURE

The DBRS short-term debt rating scale provides an opinion on the risk that a borrower will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s short-term debt ratings are Moody’s opinions of the ability of issuers to meet short-term financial obligations. It may assign ratings to issuers, short-term programs or to individual short-term debt instruments. These short-term obligations generally have an original maturity of 13 months or less, unless explicitly noted.

An S&P short-term debt rating indicates S&P’s assessment of whether the company can meet the financial commitments of a specific commercial paper program or other short-term financial instrument, compared to the debt servicing and repayment capacity of other companies in Canada’s financial markets.

Long-Term Debt Securities

The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments.

	HIGHEST QUALITY OF SECURITIES RATED	LOWEST QUALITY OF SECURITIES RATED
DBRS	AAA	D
Moody’s	Aaa	C
S&P	AAA	D

The DBRS long-term debt rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s long-term obligation ratings are opinions of the relative credit risk of financial obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honoured as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

S&P’s long-term debt credit rating scale provides an assessment of the creditworthiness of a company in meeting a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration the likelihood of payment, i.e. capacity and willingness of the company in meeting its financial commitment on an obligation according to the terms of the obligation, among other factors.

Preferred Shares

The table below describes the range of credit ratings that each rating agency assigns to preferred shares.

	HIGHEST QUALITY OF SECURITIES RATED		LOWEST QUALITY OF SECURITIES RATED
DBRS	Pfd-1 (high	)	D
S&P	P-1 (high	)	D

The DBRS preferred share rating scale indicates its assessment of the risk that a borrower may not be able to meet its full obligation to pay dividends and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

S&P’s preferred share rating is an assessment of the creditworthiness of a company in meeting a specific preferred share obligation issued in the Canadian market, compared to preferred shares issued by other issuers in the Canadian market.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  23

OUR CAPITAL STRUCTURE

EXPLANATION OF RATING CATEGORIES RECEIVED FOR OUR SECURITIES

RATING AGENCY	DESCRIPTION OF SECURITIES	RATING CATEGORY	EXPLANATION OF RATING CATEGORY RECEIVED
DBRS	Short-term debt	R-1 (low)

  good credit quality

  capacity for the payment of short-term financial obligations as they fall due is substantial overall strength is not as favourable as higher rating categories may be vulnerable to future events, but qualifying negative factors are considered manageable.

	Long-term debt	A

  good credit quality

  capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA may be vulnerable to future events, but qualifying negative factors are considered manageable.

BBB

  adequate credit quality

  protection of interest and principal is acceptable, but the company is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the company and its rated securities.

	Preferred Shares	Pfd-3

  adequate credit quality

  protection of dividends and principal is still acceptable, but the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Generally, companies with Pfd-3 ratings have senior bonds rated in the higher end of the BBB category.

Moody’s	Short-term debt	P-2	a strong ability to repay short-term debt obligations
	Long-term debt	Baa	subject to moderate credit risk considered medium-grade and may have certain speculative characteristics.
S&P	Short-term debt	A-2	satisfactory capacity of the company to fulfill its financial commitment on the obligation higher susceptibility to changing circumstances or economic conditions than obligations rated A-1 (Low).
	Long-term debt	BBB	adequate protection parameters adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the company to meet its financial commitments.
	Preferred Shares	P-2	adequate protection parameters adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitment on the obligation.

MARKET FOR OUR SECURITIES

The common and preferred shares of BCE Inc. are listed on the Toronto Stock Exchange. BCE Inc.’s common shares are also listed on the New York Stock Exchange.

24  BCE INC. | 2011 | ANNUAL INFORMATION FORM

OUR CAPITAL STRUCTURE

TRADING OF OUR SECURITIES

The tables below and on the next page show the range in share price per month and volume traded on the Toronto Stock Exchange in 2011 for each class of BCE Inc. shares.

		PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED
	COMMON	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES
	SHARES	SERIES R	SERIES S	SERIES T	SERIES Y	SERIES Z	SERIES AA	SERIES AB
January 2011
High	$36.45	$23.85	$23.00	$23.24	$23.66	$23.38	$24.30	$23.25
Low	$35.09	$23.12	$22.51	$22.76	$22.81	$22.76	$23.52	$22.61
Volume	24,611,201	375,097	28,570	177,513	573,688	72,621	219,420	37,803
February 2011
High	$36.74	$23.74	$24.00	$23.24	$23.60	$23.50	$24.23	$23.84
Low	$35.30	$23.03	$22.58	$23.00	$23.16	$22.78	$23.75	$23.00
Volume	28,156,301	145,282	32,289	53,955	89,728	27,547	222,879	27,838
March 2011
High	$36.00	$23.74	$23.50	$23.48	$23.60	$23.63	$24.23	$24.01
Low	$33.75	$23.34	$22.79	$23.00	$23.15	$22.95	$23.73	$23.00
Volume	40,215,039	219,646	33,315	121,725	160,626	65,560	242,746	88,783
April 2011
High	$35.85	$23.75	$23.49	$23.45	$24.89	$23.30	$24.41	$23.99
Low	$35.07	$23.25	$23.03	$23.00	$23.05	$23.00	$24.01	$23.50
Volume	22,306,321	78,020	104,390	44,838	103,335	27,032	351,200	19,720
May 2011
High	$39.28	$24.15	$24.56	$23.65	$24.48	$23.80	$24.65	$24.38
Low	$35.38	$23.40	$23.38	$23.20	$23.50	$23.15	$24.10	$23.90
Volume	26,107,491	66,041	34,955	221,863	45,044	38,239	246,203	414,657
June 2011
High	$39.03	$24.36	$24.49	$24.24	$24.15	$25.00	$24.97	$24.24
Low	$36.88	$23.66	$23.63	$23.56	$23.50	$23.53	$24.26	$23.95
Volume	35,485,451	221,498	28,060	282,517	87,002	24,165	135,337	178,131
July 2011
High	$38.58	$24.49	$24.49	$24.11	$24.40	$24.59	$25.24	$24.34
Low	$36.26	$23.81	$23.70	$23.68	$23.83	$23.54	$24.53	$23.94
Volume	23,132,735	235,751	29,090	127,278	262,139	20,086	158,153	266,562
August 2011
High	$39.65	$24.49	$23.99	$23.95	$24.39	$24.00	$25.00	$24.34
Low	$34.99	$23.11	$22.50	$22.71	$22.52	$23.00	$23.82	$23.00
Volume	43,609,406	214,576	21,931	87,196	119,869	18,660	160,214	63,116
September 2011
High	$39.39	$24.36	$23.00	$23.00	$23.00	$23.83	$24.75	$23.75
Low	$37.50	$23.52	$20.52	$20.30	$20.55	$21.51	$22.50	$22.50
Volume	38,208,560	86,881	21,590	230,285	131,124	15,069	185,812	149,367
October 2011
High	$39.87	$23.75	$21.60	$20.63	$21.73	$21.91	$22.95	$22.84
Low	$38.02	$22.66	$19.90	$19.61	$20.51	$20.60	$21.35	$21.00
Volume	30,868,254	106,396	57,357	358,290	64,574	47,664	229,424	92,700
November 2011
High	$40.00	$24.50	$21.51	$20.81	$21.90	$21.77	$22.25	$22.50
Low	$38.85	$22.75	$20.25	$19.91	$21.18	$20.75	$21.79	$21.50
Volume	26,029,349	249,203	191,395	318,638	54,935	41,148	169,616	67,179
December 2011
High	$42.50	$24.25	$21.75	$20.89	$22.85	$22.00	$23.00	$22.99
Low	$39.60	$23.75	$21.27	$20.27	$21.30	$21.35	$21.99	$22.00
Volume	47,784,401	120,813	60,471	803,105	175,767	33,493	152,348	19,420

BCE INC. | 2011 | ANNUAL INFORMATION FORM  25

OUR CAPITAL STRUCTURE

	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED
	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES
	SERIES AC	SERIES AD	SERIES AE	SERIES AF	SERIES AG	SERIES AH	SERIES AI	SERIES AJ	SERIES AK
January 2011
High	$23.90	$24.05	$23.10	$23.75	$23.00	$23.00	$23.25	$0.00	$0.00
Low	$23.25	$23.05	$22.51	$23.50	$22.42	$22.52	$22.88	$0.00	$0.00
Volume	300,088	15,707	9,232	95,024	318,649	19,728	249,940	0	0
February 2011
High	$23.82	$23.90	$23.29	$23.75	$23.24	$23.19	$23.50	$0.00	$0.00
Low	$23.51	$23.50	$22.32	$23.15	$22.70	$22.75	$23.01	$0.00	$0.00
Volume	123,865	43,074	72,645	104,693	134,756	117,820	310,671	0	0
March 2011
High	$23.75	$23.83	$23.30	$24.42	$23.49	$23.23	$23.50	$0.00	$0.00
Low	$23.45	$23.10	$22.51	$23.26	$22.79	$22.75	$23.00	$0.00	$0.00
Volume	243,065	51,800	13,898	238,732	129,365	165,418	163,195	0	0
April 2011
High	$24.00	$24.70	$23.15	$24.48	$23.70	$23.37	$24.19	$0.00	$0.00
Low	$23.44	$23.60	$22.55	$23.54	$22.90	$22.90	$23.00	$0.00	$0.00
Volume	358,857	45,915	82,459	183,063	241,362	19,851	131,576	0	0
May 2011
High	$24.00	$24.74	$23.60	$24.10	$24.14	$23.50	$24.58	$0.00	$0.00
Low	$22.71	$23.75	$22.61	$23.72	$23.54	$22.86	$23.54	$0.00	$0.00
Volume	649,327	2,800	31,010	207,805	155,200	210,063	97,691	0	0
June 2011
High	$24.30	$24.73	$23.54	$24.39	$24.22	$24.10	$24.57	$0.00	$0.00
Low	$23.76	$23.77	$22.95	$23.99	$23.86	$23.25	$23.69	$0.00	$0.00
Volume	219,420	17,538	30,746	257,924	362,791	284,689	235,477	0	0
July 2011
High	$24.75	$24.37	$23.67	$24.35	$24.20	$24.10	$24.00	$0.00	$25.40
Low	$24.10	$22.65	$23.06	$24.02	$23.95	$23.83	$22.78	$0.00	$24.74
Volume	235,108	18,825	46,515	183,105	89,897	37,154	272,643	0	1,317,400
August 2011
High	$24.49	$24.92	$23.35	$24.40	$24.20	$23.94	$23.39	$24.00	$25.42
Low	$23.40	$22.30	$22.00	$23.74	$23.00	$22.30	$22.02	$22.00	$24.81
Volume	560,055	9,500	215,502	587,993	297,554	133,147	287,518	15,281	428,146
September 2011
High	$24.00	$23.24	$22.99	$24.40	$24.15	$23.00	$23.32	$24.25	$25.45
Low	$23.39	$22.30	$21.63	$23.46	$23.00	$21.81	$22.15	$21.13	$25.00
Volume	211,611	4,250	25,125	165,002	87,241	27,974	110,248	23,453	249,373
October 2011
High	$23.62	$21.99	$21.80	$23.70	$23.74	$21.49	$22.94	$23.00	$25.99
Low	$22.01	$20.50	$20.01	$22.16	$22.52	$20.00	$21.16	$21.32	$25.11
Volume	134,283	14,400	57,258	91,906	97,867	59,685	163,408	24,393	277,385
November 2011
High	$23.24	$22.34	$21.95	$24.11	$23.56	$22.00	$23.15	$22.00	$26.00
Low	$22.39	$21.25	$20.41	$22.46	$22.50	$20.75	$21.83	$21.74	$24.90
Volume	472,966	8,238	13,034	351,451	272,647	44,865	80,344	25,067	354,379
December 2011
High	$23.16	$22.35	$21.97	$24.30	$24.00	$21.97	$23.08	$21.90	$25.25
Low	$22.65	$21.69	$21.25	$23.65	$23.31	$21.40	$22.53	$21.00	$24.93
Volume	140,229	86,750	33,466	161,271	104,422	96,679	197,145	96,911	886,788

26  BCE INC. | 2011 | ANNUAL INFORMATION FORM

OUR DIVIDEND POLICY

The board of directors of BCE Inc. reviews from time to time the adequacy of BCE Inc.’s dividend policy. On February 10, 2009, the board of directors of BCE Inc. adopted a new common share dividend policy with a target dividend payout ratio of 65% to 75% of Adjusted EPS. This dividend policy was adopted with the objective of allowing sufficient financial flexibility to continue investing in our business while growing returns to shareholders. Under this dividend policy, increases in the common share dividend are directly linked to growth in BCE Inc.’s Adjusted EPS. BCE Inc.’s dividend policy and the declaration of dividends are subject to the discretion of BCE Inc.’s board of directors and, consequently, there can be no guarantee that BCE Inc.’s dividend policy will be maintained or that dividends will be declared.

In the course of 2009, 2010 and 2011, BCE Inc. announced increases in the annual dividend payable on BCE Inc.’s common shares, as indicated in the table below.

DATE OF ANNOUNCEMENT	AMOUNT OF INCREASE	EFFECTIVE TIME
February 11, 2009	5.5% (from $1.46 per share to $1.54 per share)	Quarterly dividend payable on April 15, 2009
August 6, 2009	5.2% (from $1.54 per share to $1.62 per share)	Quarterly dividend payable on October 15, 2009
December 17, 2009	7.4% (from $1.62 per share to $1.74 per share)	Quarterly dividend payable on April 15, 2010
August 5, 2010	5.2% (from $1.74 per share to $1.83 per share)	Quarterly dividend payable on October 15, 2010
December 10, 2010	7.7% (from $1.83 per share to $1.97 per share)	Quarterly dividend payable on April 15, 2011
May 12, 2011	5.1% (from $1.97 per share to $2.07 per share)	Quarterly dividend payable on July 15, 2011
December 8, 2011	4.8% (from $2.07 per share to $2.17 per share)	Quarterly dividend payable on April 15, 2012

Dividends on BCE Inc.’s preferred shares are, if declared, payable quarterly, except for dividends on Series S, Series Y, Series AB, Series AD, Series AE, Series AH and Series AJ preferred shares, which, if declared, are payable monthly.

The table below shows the amount of cash dividends declared per BCE Inc. common share and per Series R, Series S, Series T, Series Y, Series Z, Series AA, Series AB, Series AC, Series AD, Series AE, Series AF, Series AG, Series AH, Series AI, Series AJ and Series AK preferred share for 2011, 2010, and 2009.

	2011	2010	2009
Common	$2.045	$1.785	$1.58
Preferred Shares
Series R	$1.1225	$1.131875	$1.135
Series S	$0.75	$0.66177	$0.58802
Series T	$1.056188	$1.1255	$1.1255
Series Y	$0.75	$0.66177	$0.58802
Series Z	$1.08275	$1.08275	$1.08275
Series AA	$1.20	$1.20	$1.20
Series AB	$0.75	$0.66177	$0.58802
Series AC	$1.15	$1.15	$1.15
Series AD	$0.75	$0.66177	$0.58802
Series AE	$0.75	$0.66177	$0.58802
Series AF	$1.13525	$1.13525	$1.10
Series AG	$1.115625	$1.0875	$1.0875
Series AH	$0.75	$0.66177	$0.58802
Series AI	$1.1	$1.1625	$1.1625
Series AJ	$0.3375	–	–
Series AK	$0.50667	–	–

BCE INC. | 2011 | ANNUAL INFORMATION FORM  27

OUR DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The table below lists BCE Inc.’s directors, where they lived, the date they have been elected or appointed and their principal occupation on March 8, 2012.

DIRECTORS
NAME AND PROVINCE/STATE AND COUNTRY OF RESIDENCE	DATE ELECTED OR APPOINTED TO THE BCE INC. BOARD	PRINCIPAL OCCUPATION ON MARCH 8, 2012
Barry K. Allen, Florida, United States	May 2009	Senior Advisor, Providence Equity Partners (private equity firm focused on media, entertainment, communications and information investments), since September 2007
André Bérard, O.C., Québec, Canada	January 2003	Corporate director, since March 2004
Ronald A. Brenneman, Alberta, Canada	November 2003	Corporate director, since March 2010
Sophie Brochu, Québec, Canada	May 2010	President and Chief Executive Officer, Gaz Métro (natural gas distributor in Québec), since February 2007
Robert E. Brown,(1)(2) Québec, Canada	May 2009	Corporate director, since October 2009
George A. Cope, Ontario, Canada	July 2008	President and Chief Executive Officer, BCE Inc. and Bell Canada, since July 2008
Anthony S. Fell, O.C.,(3) Ontario, Canada	January 2002	Corporate director, since January 2008
The Honourable Edward C. Lumley, P.C.,(4) Ontario, Canada	January 2003	Vice-Chairman, BMO Capital Markets (investment bank), since December 1991
Thomas C. O’Neill, FCA, Ontario, Canada	January 2003	Chair of the Board of Directors, BCE Inc. and Bell Canada (since February 2009) and chartered accountant
The Honourable James Prentice, P.C., Q.C., Alberta, Canada	July 2011	Senior Executive Vice-President and Vice-Chairman, Canadian Imperial Bank of Commerce (bank), since January 2011
Robert C. Simmonds, Ontario, Canada	May 2011	Chairman, Lenbrook Corporation (national distributor of electronics components and radio products), since April 2002
Carole Taylor, British Columbia, Canada	August 2010	Corporate director, since September 2010
Paul R. Weiss, FCA, Ontario, Canada	May 2009	Corporate director, since April 2008, and chartered accountant

(1)	Was a director of Air Canada from March 2003 to October 2004. Air Canada filed for court protection under insolvency statutes on April 1, 2003.
(2)	Was also a director of Nortel Networks Corp. when, on or about May 31, 2004, cease trade orders were issued against directors, officers and certain other current and former employees of Nortel Networks Corp. and Nortel Networks Ltd. (collectively, Nortel Networks). The management cease trade orders were imposed in response to the failure by Nortel Networks to file certain financial statements with the Canadian securities regulators.
(3)	Was a director of Teleglobe Inc. until April 2002. Teleglobe Inc. filed for court protection under insolvency statutes on May 15, 2002.
(4)	Was a director of Air Canada until October 2004. Air Canada filed for court protection under insolvency statutes on April 1, 2003.

28  BCE INC. | 2011 | ANNUAL INFORMATION FORM

OUR DIRECTORS AND EXECUTIVE OFFICERS

Past Occupation

Under BCE Inc.’s by-laws, each director holds office until the next annual shareholder meeting or until their earlier resignation. All of BCE Inc.’s directors have held the positions listed in the previous table or other executive positions with the same or associated firms or organizations during the past five years or more, except for the people listed in the table below.

DIRECTOR	PAST OCCUPATION
Mr. Allen	Executive Vice-President of Operations of Qwest Communications International (communications company)
from 2004 to June 2007
Mr. Brenneman	Executive Vice-Chairman of Suncor Energy Inc. (integrated energy company) from August 2009 to February 2010 and President and Chief Executive Officer of Petro-Canada (petroleum company) from 2000 to August 2009
Mr. Brown	President and Chief Executive Officer of CAE Inc. (provider of simulation and modeling technologies as well as integrated training service for both civil aviation and defence customers) from August 2004 to September 2009
Mr. Fell	Chairman of the board of RBC Capital Markets (investment bank) from 1999 to December 2007
Mr. O’Neill	Corporate director from 2003 to February 2009 when he was appointed Chair of the board, BCE Inc. and
Bell Canada
Mr. Prentice	Held various functions in the Canadian Government from January 2006 to November 2010, notably as
Minister of Industry, Environment and Indian Affairs
Ms. Taylor	Senior Advisor, Borden Ladner Gervais LLP (law firm) from 2009 to September 2010
Chair of the Federal Finance Minister’s Economic Advisory Council from 2008 to January 2010 Minister of Finance for British Columbia from 2005 to June 2008
Mr. Weiss	Partner of KPMG LLP (accounting and audit firm) from 1977 until March 2008

Committees of the Board

The table below lists the committees of BCE Inc.’s board of directors and their members on March 8, 2012.

COMMITTEES	MEMBERS
Audit	Paul R. Weiss (Chair)
André Bérard
Sophie Brochu
Anthony S. Fell
James Prentice
Robert C. Simmonds
Corporate Governance	Robert E. Brown (Chair)
Barry K. Allen
Sophie Brochu
Edward C. Lumley
Robert C. Simmonds
Management Resources	Ronald A. Brenneman (Chair)
and Compensation	Barry K. Allen
André Bérard
Anthony S. Fell
Carole Taylor
Pension Fund	Edward C. Lumley (Chair)
Ronald A. Brenneman
Robert E. Brown
Carole Taylor
Paul R. Weiss

BCE INC. | 2011 | ANNUAL INFORMATION FORM  29

OUR DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE OFFICERS

The table below lists BCE Inc.’s and Bell Canada’s executive officers, being the 12 members of the Executive Committee of BCE Inc. and Bell Canada, where they lived and the office that they held at BCE Inc. and/or Bell Canada on March 8, 2012.

PROVINCE AND COUNTRY
NAME	OF RESIDENCE	OFFICE HELD AT BCE INC./BELL CANADA
Charles W. Brown(1)(2)	Ontario, Canada	President – The Source (Bell) Electronics Inc. (Bell Canada)
Michael Cole	Ontario, Canada	Executive Vice-President and Chief Information Officer (Bell Canada)
George A. Cope	Ontario, Canada	President and Chief Executive Officer (BCE Inc. and Bell Canada)
Kevin W. Crull	Ontario, Canada	President – Bell Media (Bell Canada)
Stephen Howe	Ontario, Canada	Executive Vice-President and Chief Technology Officer (Bell Canada)
Thomas Little	Ontario, Canada	President – Bell Business Markets (Bell Canada)
Wade Oosterman	Ontario, Canada	President – Bell Mobility and Bell Residential Services and Chief Brand
Officer (Bell Canada)
Mary Ann Turcke	Ontario, Canada	Executive Vice-President – Field Services (Bell Canada)
Martine Turcotte	Québec, Canada	Vice Chair, Québec (BCE Inc. and Bell Canada)
Siim A. Vanaselja	Québec, Canada	Executive Vice-President and Chief Financial Officer (BCE Inc. and
Bell Canada)
John Watson	Ontario, Canada	Executive Vice-President – Customer Operations (Bell Canada)
David Wells	Ontario, Canada	Executive Vice-President – Corporate Services (BCE Inc. and Bell Canada)

(1)	Was Vice-President, Sales and Marketing of WaveRider Communications Inc. when, in April 2002, WaveRider Communications Inc. was delisted from the NASDAQ National Market as a result of its share price falling below $1.00 for a period of 30 days. WaveRider Communications Inc. then began to trade on the Over The Counter Bulletin Board.
(2)	Was a director and the Chief Executive Officer of Wave Wireless Corporation on, or during the year preceding, October 31, 2006, the date when Wave Wireless Corporation filed a voluntary petition for relief pursuant to Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court.

Past Occupation

All of our executive officers have held their present positions or other executive positions with BCE Inc. or Bell Canada during the past five years or more, except for:

OFFICER	PAST OCCUPATION
Mr. Brown	Chief Executive Officer, Wave Wireless Corporation in 2006
Chief Executive Officer, WaveRider Communications Inc. from 2005 to 2006
Mr. Little	President and Chief Executive Officer, Visual Sonics from June 2002 to May 2009
Mr. Watson	Executive Vice-President and President, Telus Consumer Solutions, TELUS Communications Inc.
from April 2005 to June 2009
Mr. Wells	Executive Vice-President of Corporate Services, TELUS Mobility from October 2000 to June 2006

DIRECTORS’ AND EXECUTIVE OFFICERS’ SHARE OWNERSHIP

As at December 31, 2011, BCE Inc.’s directors and executive officers as a group beneficially owned, or exercised control or direction over, directly or indirectly, 796,990 common shares (or 0.1%) of BCE Inc.

30  BCE INC. | 2011 | ANNUAL INFORMATION FORM

LEGAL PROCEEDINGS

We become involved in various legal proceedings as a part of our business. This section describes important legal proceedings. While we cannot predict the final outcome of the legal proceedings described below or of any other legal proceedings pending at March 8, 2012, based on the information currently available and management’s assessment of the merits of such legal proceedings, management believes that the resolution of these legal proceedings will not have a material and negative effect on our financial statements. With regard to those legal proceedings in which we are defendants, we believe that we have strong defences and we intend to vigorously defend our positions.

LAWSUITS INSTITUTED BY BCE INC.

Privatization Transaction Lawsuit

On June 30, 2007, BCE Inc. announced that it had entered into a definitive agreement (the Definitive Agreement) providing for the proposed acquisition of all of the outstanding common and preferred equity of BCE Inc. (the Privatization) by BCE Acquisition Inc. (the Purchaser), a corporation owned by an investor group led by Teachers’ Private Capital, the private investment arm of Teachers’, and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity. The closing of the Privatization was contingent upon the fulfillment of several closing conditions, including the receipt at the effective time (on December 11, 2008, the outside date for the closing of the Privatization) of a positive solvency opinion from KPMG LLP (KPMG). On December 11, 2008, BCE Inc. announced that it had received from the Purchaser on December 10, 2008 a notice purporting to terminate the Definitive Agreement. BCE Inc. disputes that the Purchaser was entitled to terminate the Definitive Agreement on December 10, 2008, as such notice was delivered prematurely, prior to the outside date for closing of the transaction, and is therefore invalid. Also on December 11, 2008, BCE Inc. announced that it had received confirmation from KPMG that it would not be able to deliver an opinion that BCE Inc. would meet, post-transaction, the solvency tests set out in the Definitive Agreement. All closing conditions had been satisfied by BCE Inc., other than the solvency opinion, a condition to closing that was to be satisfied by its nature at the effective time.

In light of these developments, BCE Inc. terminated the Definitive Agreement in accordance with its terms on December 12, 2008, and demanded payment of the $1.2 billion break-up fee from the Purchaser. The demand for payment was refused or neglected by the Purchaser and its guarantors (Teachers’ and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC (the Guarantors)). On December 17, 2008, BCE Inc. filed a motion to institute legal proceedings against the Purchaser and the Guarantors in the Québec Superior Court in respect of the payment of the $1.2 billion break-up fee.

Trial has been scheduled to begin in the fall of 2012.

LAWSUITS INSTITUTED AGAINST BCE GROUP COMPANIES

Class Action Concerning Increase to Late Payment Charges

On October 28, 2010, a motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and Bell Mobility on behalf of all physical persons and companies of 50 employees or less in Canada who were billed late payment charges since June 2010. The plaintiff alleges that the increase by Bell Canada and Bell Mobility of the late payment charge imposed on customers who fail to pay their invoices by the due date from 2% to 3% per month is invalid. The action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges in excess of 2% per month to the members of the class. In addition to the reimbursement of such amounts, the action also seeks payment of general and punitive damages by Bell Canada and Bell Mobility.

On December 16, 2011, the court authorized the action but limited the class members to residents of the province of Québec with respect to home phone, wireless and Internet services. A trial date has not yet been set.

On January 10, 2012, another motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell ExpressVu with respect to television services. Plaintiff seeks authorization to file a class action based on a cause of action alleged to be identical to the one described in the motion filed on October 28, 2010.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  31

LEGAL PROCEEDINGS

Purported Class Action Concerning Dividends

On October 24, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against BCE Inc., the Purchaser and the Guarantors on behalf of persons or entities who held common shares of BCE Inc. between August 8, 2007 and July 4, 2008. The plaintiffs allege, among other things, that by suspending the payment of dividends to common shareholders, and amending the Definitive Agreement without shareholder approval, BCE Inc. violated its by-laws and articles, its dividend policy, the Definitive Agreement, the Canada Business Corporations Act and the March 7, 2008 order of the Québec Superior Court approving the plan of arrangement of BCE Inc. giving effect to the proposed Privatization. The plaintiffs also allege that BCE Inc. acted in an oppressive manner. The action seeks, among other things and in addition to unquantified damages, the payment of dividends for the second and third quarters of 2008. The statement of claim alleges that class members have suffered damages of at least $588 million.

On October 15, 2009, BCE Inc. brought a motion to strike the statement of claim. On December 23, 2009, the plaintiffs filed an application seeking, among other things, leave to amend the statement of claim and commence a claim under the secondary market disclosure provisions of The Securities Act (Saskatchewan) and certification of the action as a class action. The lawsuit has not yet been certified as a class action. No hearing date has been set for the various motions pending in this case.

Purported Class Action Concerning 911 Fees

On June 26, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against communications service providers, including Bell Mobility and Bell Aliant LP, on behalf of certain alleged customers. The action also names BCE Inc. and Bell Canada as defendants. The statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation and collusion, in connection with certain “911 fees” invoiced by communications service providers to their customers. The plaintiffs seek unspecified damages and punitive damages. The action seeks certification of a national class encompassing all customers of communications service providers wherever resident in Canada. The lawsuit has not yet been certified as a class action.

Vidéotron Lawsuit

On August 31, 2005, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell ExpressVu by Vidéotron ltée, Vidéotron (Régional) ltée and CF Cable TV Inc. (a subsidiary of Vidéotron ltée). In the statement of claim, the plaintiffs allege that Bell ExpressVu has failed to adequately protect its system against signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would be subscribing to plaintiffs’ services. The trial began in September 2011 and ended on January 12, 2012. During the course of the trial, the damages claimed by plaintiffs were reduced to approximately $170 million and the plaintiffs indicated they were no longer claiming punitive damages. Judgment will follow.

Class Action Concerning Wireless System Access Fees

On August 9, 2004, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against wireless service providers, including Bell Mobility and Aliant Telecom Inc., on behalf of certain alleged customers (the Initial Action). This statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion, in connection with certain system access fees invoiced by wireless communications service providers to their customers. The plaintiffs are seeking unspecified damages and punitive damages.

On September 17, 2007, the court granted certification, on the ground of unjust enrichment only, of a national class encompassing all customers of the defendant wireless communications service providers wherever resident in Canada.

32  BCE INC. | 2011 | ANNUAL INFORMATION FORM

LEGAL PROCEEDINGS

On July 27, 2009, a new statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against wireless service providers, including Bell Mobility and members of the Bell Aliant group, on behalf of certain alleged customers (the Second Action). The statement of claim for the Second Action is based on alleged facts similar to those in the Initial Action. On December 22, 2009, the court stayed the Second Action upon an application by defendants to dismiss it as an abuse of process. On March 9, 2010, the plaintiffs filed a motion for leave to appeal that decision to the Saskatchewan Court of Appeal. This application was adjourned pending the outcome of the Initial Action.

On November 15, 2011, the Saskatchewan Court of Appeal maintained the certification decision of the Court of Queen’s Bench. On January 16, 2012, Bell Mobility and the other defendants filed with the Supreme Court of Canada their respective leave to appeal applications of the Saskatchewan Court of Appeal decision.

On December 16, 2011, a new proceeding was filed in the Supreme Court of British Columbia against several telecommunication service providers, including BCE Inc. and Bell Mobility. The claim is similar to the Initial Action. The relief sought includes an injunction restraining the alleged misrepresentation, an order for restoration or disgorgement of the system access fee’s revenue and punitive damages. The claim has not yet been certified as a class proceeding.

OTHER

We are subject to other legal proceedings considered normal in the ordinary course of our current and past operations, including employment-related disputes, contract disputes and customer disputes. In some legal proceedings, the claimant seeks damages as well as other relief which, if granted, would require substantial expenditures on our part.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  33

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, there were no directors or executive officers or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected us or is reasonably expected to materially affect us.

EXPERTS

Deloitte & Touche LLP prepared the Report of Independent Registered Chartered Accountants in respect of our audited consolidated financial statements and the Report of Independent Registered Chartered Accountants in respect of our internal control over financial reporting. Deloitte & Touche LLP is independent of BCE Inc. within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec and the United States Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares and preferred shares of BCE Inc. in Canada is CST, acting as administrative agent for CIBC Mellon at its principal offices in Montréal, Québec; Halifax, Nova Scotia; Toronto, Ontario; Calgary, Alberta; and Vancouver, British Columbia and in the United States is American Stock Transfer & Trust Company, LLC at its principal offices in Brooklyn, New York.

The register for Bell Canada’s debentures and Bell Canada’s subordinated debentures is kept at the principal office of CIBC Mellon, in Montréal, and facilities for registration, exchange and transfer of the debentures are maintained at the principal offices of CIBC Mellon through BNY Trust Company of Canada acting as attorney in Montréal, Toronto, Calgary and Vancouver.

34  BCE INC. | 2011 | ANNUAL INFORMATION FORM

FOR MORE INFORMATION

DOCUMENTS YOU CAN REQUEST

You can ask us for a copy of any of the following documents:

  this Annual Information Form, together with any document, or the relevant pages of any document, incorporated by reference into it;

  BCE Inc.’s most recent annual report, which includes the audited consolidated financial statements and management’s discussion and analysis for the most recently completed financial year together with the accompanying auditors’ report;

  any interim financial statements that were filed after the financial statements for the most recently completed financial year; and

  any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus and are not listed above.

Please send your request to the Corporate Secretary of BCE Inc., at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3.

We will send you the documents at no charge when our securities are being distributed under a preliminary short form prospectus or short form prospectus. At any other time, we may charge you a reasonable fee if you or the company you work for is not a securityholder of BCE Inc.

You can also ask us for a copy of the annual and quarterly management’s discussion and analysis of BCE Inc. by contacting the Investor Relations group of BCE Inc., at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3 or by sending an e-mail to investor.relations@bce.ca.

OTHER INFORMATION ABOUT BCE INC.

The above documents, as well as BCE Inc.’s annual and quarterly reports and news releases, are also available on BCE Inc.’s website at www.bce.ca.

Additional information, including information as to directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in BCE Inc.’s management proxy circular for its most recent annual meeting of the securityholders that involved the election of directors.

Additional information relating to BCE Inc. is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in BCE Inc.’s audited consolidated financial statements and related management’s discussion and analysis for BCE Inc.’s most recently completed financial year contained in the BCE 2011 Annual Report.

Shareholder inquiries	1-800-561-0934
Investor relations	1-800-339-6353

BCE INC. | 2011 | ANNUAL INFORMATION FORM  35

SCHEDULE 1 – AUDIT COMMITTEE INFORMATION(1)

The purpose of BCE Inc.’s audit committee (Audit Committee) is to assist the board of directors in its oversight of:

  the integrity of BCE Inc.’s financial statements and related information;

  BCE Inc.’s compliance with applicable legal and regulatory requirements;

  the independence, qualifications and appointment of the external auditors;

  the performance of both the external and internal auditors;

  BCE Inc.’s management’s responsibility for assessing and reporting on the effectiveness of internal controls; and

  BCE Inc.’s enterprise risk management processes.

Members’ Financial Literacy, Expertise and Simultaneous Service

Under the Sarbanes-Oxley Act and related United States Securities and Exchange Commission rules, BCE Inc. is required to disclose whether its Audit Committee members include at least one “audit committee financial expert,” as defined by these rules. In addition, National Instrument 52-110 – Audit Committees and the New York Stock Exchange governance rules followed by BCE Inc. require that all audit committee members be “financially literate” and “independent”.

The board of directors has determined that all the members of the Audit Committee during 2011 were, and all current members of the Audit Committee are, financially literate and independent. In respect of the current Audit Committee members, as well as members during 2011, the board of directors determined that at least one of the members of the Audit Committee, being the current Chair of the Audit Committee, Mr. P.R. Weiss, is qualified as an “audit committee financial expert.” The table below indicates the relevant education and experience of all the Audit Committee members during 2011 and the current members.

Relevant Education and Experience

P.R. Weiss, FCA (Chair)	Mr. Weiss has been a director on the BCE Inc. board of directors since May 2009 and became Chair of the Audit Committee on May 7, 2009. Mr. Weiss is director and audit committee Chair at ING Bank of Canada, director and audit committee Chair at Torstar Corporation and director and member of the audit committee of Empire Life Insurance Company. He is Chair of the Board of Directors of Soulpepper Theatre Company, past Chair of Toronto Rehab Foundation, and a director of Niagara International Music Festival. For over 40 years, until his retirement in 2008, he was with KPMG Canada. He served as Managing Partner of the Canadian Audit Practice, a member of KPMG Canada’s Management Committee, and a member of the International Global Audit Steering Group. Mr. Weiss holds a Bachelor of Commerce degree from Carleton University.
A. Bérard, O.C.	Mr. Bérard has been a director on the BCE Inc. board of directors since January 2003. He is a director of Bombardier Inc., Groupe BMTC Inc., Saputo Inc., and TransForce Inc. Mr. Bérard was Chair of the Board of National Bank of Canada (chartered bank) from 2002 to March 2004, and Chair of the Board and Chief Executive Officer of National Bank of Canada from 1990 to March 2002. He holds a Fellows Diploma from the Institute of Canadian Bankers and was Chair of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988. He was appointed an Officer of the Order of Canada in 1995.
Sophie Brochu	Ms. Brochu has been a director on the BCE Inc. board of directors since May 2010. Ms. Brochu has worked in the energy industry for nearly 25 years. She began her career in 1987 with SOQUIP (Société québécoise d’initiatives pétrolières) and held several positions, including Vice-President, Development, a position she held until 1997. Ms. Brochu joined Gaz Métro (natural gas distributor in Québec) in 1997 as Vice-President, Business Development where she held several positions including Executive Vice-President, responsible for all natural gas distribution activities in Québec. In 2007, she was appointed President and Chief Executive Officer of Gaz Métro. Ms. Brochu is also a director of Gaz Métro. Ms. Brochu is a member of the audit committee of Bank of Montréal. She is a graduate in Economics from Université Laval in Québec City, where she specialized in the energy field. She is Chair of the Board of the Montréal Museum of Archaeology and History (Pointe-à-Callière). She is also actively involved with Muscular Dystrophy Canada. Ms. Brochu was co-president of the Centraide of Greater Montréal campaign for 2010 and is also involved in 80, ruelle de l’Avenir project, which aims to combat school dropout in the Centre-Sud and Hochelaga Maisonneuve neighbourhoods.

(1)	You will find a summary of the differences between our governance practices and the New York Stock Exchange governance rules in the governance section of BCE Inc.’s website at www.bce.ca

36  BCE INC. | 2011 | ANNUAL INFORMATION FORM

SCHEDULE 1 – AUDIT COMMITTEE INFORMATION

A.S. Fell, O.C.	Mr. Fell has been a director on the BCE Inc. board of directors since January 2002. Mr. Fell is a former Deputy Chairman of Royal Bank of Canada. He was with RBC Capital Markets (investment bank) and predecessor companies for 48 years including 18 years as Chief Executive Officer and a further 8 years as Chairman until his retirement in 2007. He is a director of Loblaw Companies Limited. Mr. Fell is a past Chairman of Munich Reinsurance Company of Canada and past Chairman of the Investment Dealers Association of Canada and a past Governor of the Toronto Stock Exchange. Mr. Fell is also a past Chairman of the University Health Network, the United Way Campaign for Metropolitan Toronto, the Princess Margaret Hospital Capital Campaign and is a past Governor of the Duke of Edinburgh’s Award Program in Canada, St. Andrew’s College and the Ontario Division of the Canadian Arthritis Society. Mr. Fell was appointed an Officer of the Order of Canada in 2001 and received an Honorary Doctor of Laws Degree from McMaster University in 2001 and from the University of Toronto in 2006 and was inducted into the Canadian Business Hall of Fame in 2010.
J. Prentice (since November 2, 2011)	Mr. Prentice is a director on the BCE Inc. board of directors since July 21, 2011. Mr. Prentice is responsible for expanding CIBC’s relationships with corporate clients across Canada and abroad, and for providing leadership on strategic initiatives to enhance CIBC’s position in the market. Mr. Prentice is well known for his contribution to public life in Canada. He was first elected as the Member of Parliament for Calgary Centre North in 2004 and re-elected in 2006 and 2008. From January 2006 until November 2010 he was one of the most senior Ministers in the Canadian Government, serving variously as the Minister of Industry, the Minister of the Environment and the Minister of Indian Affairs and Northern Development. In addition, Mr. Prentice chaired the Operations Committee of Cabinet and sat on the Priorities and Planning Committee from 2006 through November 2010. Prior to entering public office, Mr. Prentice practiced law in Calgary, specializing in commercial law and property rights. He served as the Co-Chair of the Indian Claims Commission of Canada from 1993 until 2000. He graduated from the University of Alberta with a Bachelor of Commerce in 1977 and then entered Dalhousie Law School as a Dunn Scholar, graduating with his Bachelor of Laws in 1980. Mr. Prentice was designated a Queen’s Counsel in 1992.
R. C. Simmonds (since May 12, 2011)	Mr. Simmonds has been a director on the BCE Inc. board of directors since May 2011. Mr. Simmonds is a seasoned Canadian telecommunications executive who has served in public company roles from 1994 to 2006. From 1985 until 2000, he served as Chairman of Clearnet Communications Inc., a Canadian wireless competitor that launched two all-new digital mobile networks. He became the Chairman of Lenbrook Corporation (national distributor of electronics components and radio products) in 2002, having been a founder and director of the company since 1977. Internationally regarded as a leading wireless communications engineer and mobile spectrum authority, Mr. Simmonds has played a key role in the development of Canada’s mobile spectrum policies for more than 30 years. He is an executive with the Radio Advisory Board of Canada (RABC), the body that provides unbiased and technically expert advice to the federal Department of Industry, and is a past Chair of the Canadian Wireless Telecommunications Association (CWTA). A laureate and member of Canada’s Telecommunications Hall of Fame and recipient of the Engineering Medal for Entrepreneurship from Professional Engineers Ontario, Mr. Simmonds earned his B.A. Sc. in Electrical Engineering at the University of Toronto.
Carole Taylor (until May 12, 2011)	Ms. Taylor has been a director on the BCE Inc. board of directors since August 2010 and a member of the Audit Committee until May 12, 2011. From December 2008 to January 2010, Ms. Taylor served as Chair of the Federal Finance Minister’s Economic Advisory Council. Ms. Taylor was also Senior Advisor for Borden Ladner Gervais LLP (law firm) until September 2010. She served as Minister of Finance for British Columbia from June 2005 to June 2008. In May 2005, Ms. Taylor was elected to the Legislative Assembly of British Columbia to represent the riding of Vancouver-Langara. From July 2001 to March 2005, she served as Chair of CBC/Radio-Canada. Ms. Taylor was a director and member of the audit committee of The Toronto Dominion Bank. She is the Chancellor of Simon Fraser University. Ms. Taylor earned her B.A. in English at the University of Toronto’s Victoria College.

The New York Stock Exchange governance rules followed by BCE Inc. require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board of directors must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the audit committee.

In addition to serving on BCE Inc.’s Audit Committee, Mr. Bérard served on the audit committees of the following public companies: Bombardier Inc., Groupe BMTC Inc. and TransForce Inc. The board of directors has carefully reviewed the audit committee service of Mr. Bérard and has concluded that these other activities do not currently impair his ability to effectively serve on BCE Inc.’s Audit Committee. This conclusion is based on the following:

  he is retired and is not involved in professional activities other than sitting on various public corporations’ boards of directors and audit committees;

  he has extensive accounting and financial knowledge and experience, which serves the best interests of BCE Inc.; and

  he makes valuable contributions to BCE Inc.’s Audit Committee.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  37

SCHEDULE 1 – AUDIT COMMITTEE INFORMATION

Pre-Approval Policies and Procedures

BCE Inc.’s Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence;

  identifying the services that the external auditors may and may not provide to BCE Inc. and its subsidiaries;

  pre-approving all services to be provided by the external auditors of BCE Inc. and its subsidiaries; and

  establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.

In particular, the policy specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services;

  for all audit or non-audit services falling within the permitted services category (such as prospectus work, due diligence and non-statutory audits), a request for approval must be submitted to the audit committee prior to engaging the external auditors;

  specific permitted services however are pre-approved annually and quarterly by the audit committee and consequently only require approval by the Chief Financial Officer prior to engaging the external auditors; and

  at each regularly scheduled audit committee meeting, a consolidated summary of all fees paid to the external auditors by service type is presented. This summary includes a breakout of fees incurred within the pre-approved amounts.

The Auditor Independence Policy is available in the governance section of BCE Inc.’s website at www.bce.ca.

External Auditors’ Fees

The table below shows the fees that BCE Inc.’s external auditors, Deloitte & Touche LLP, billed to BCE Inc. and its subsidiaries for various services in each of the past two fiscal years.

	2011		2010
	(IN $ MILLIONS	)	(IN $ MILLIONS	)
Audit fees(1)	9.5		9.1
Audit-related fees(2)	1.6		1.4
Tax fees(3)	0.7		0.7
All other fees(4)	–		0.3
Total(5)	11.8		11.5

(1)	These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.
(2)	These fees relate to non-statutory audits and due diligence procedures.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories. In 2010, the fees are solely for services related to compliance with the Payment Card Industry Data Security Standard.
(5)	The amounts of $11.8 million for 2011 and $11.5 million for 2010 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $9.7 million in 2011 and $10.5 million in 2010.

38  BCE INC. | 2011 | ANNUAL INFORMATION FORM

SCHEDULE 1A – AUDIT COMMITTEE CHARTER

I.	PURPOSE
The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:
A.	the integrity of the Corporation’s financial statements and related information;
B.	the Corporation’s compliance with applicable legal and regulatory requirements;
C.	the independence, qualifications and appointment of the shareholders’ auditor;
D.	the performance of the Corporation’s shareholders’ auditor and internal audit;
E.	management responsibility for assessing and reporting on the effectiveness of internal controls; and
F.	the Corporation’s enterprise risk management processes.

II.	DUTIES AND RESPONSIBILITIES

The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:

A. Financial Reporting and Control
1.	On a periodic basis, review and discuss with management and the shareholders’ auditor the following:
a.

major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.

analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including the impact of selecting one of several generally accepted accounting principles (GAAP) on the financial statements when such a selection has been made in the current reporting period;

	c.	the effect of regulatory and accounting developments, as well as off-balance sheet arrangement, on the financial statements of the Corporation;
	d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or non-GAAP, information).
2.

Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:

a.

the Corporation’s annual and interim consolidated financial statements and the related “Management’s Discussion and Analysis”, Annual Information Forms, earnings press releases and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;

–

In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the Corporation’s interim consolidated financial statements and the related “Management’s Discussion and Analysis”, the interim earnings press releases and the earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;

b.

any audit issues raised by the shareholders’ auditor and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.

3.	Review and discuss reports from the shareholders’ auditor on:
	a.	all critical accounting policies and practices used by the Corporation;
b.

all material selection of method of accounting when alternative treatments are available under GAAP that have been discussed with management, including the ramifications of the use of such alternative treatments and the alternative preferred by the shareholders’ auditor; and

	c.	other material written communications between the shareholders’ auditor and management, and discuss such communication with the shareholders’ auditor.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  39

SCHEDULE 1A – AUDIT COMMITTEE CHARTER

B. Oversight of the Shareholders’ Auditors
1.

Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required, and review, report and, where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.

2.

Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.

3.

Pre-approve all engagements for permitted non-audit services provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.

4.

Delegate, if deemed appropriate, authority to one or more members of the Audit Committee to grant pre-approvals of audit, review and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.

5.	Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.
6.	At least annually, consider, assess, and report to the Board of Directors on:
	a.	the independence of the shareholders’ auditor, including that the shareholders’ auditor’s performance of permitted non-audit services does not impair the shareholders’ auditor’s independence;
b.

obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor; and

	c.	the evaluation of the lead audit partner, taking into account the opinions of management and internal audit.
7.	At least annually, obtain and review a report by the shareholders’ auditor describing:
	a.	the shareholders’ auditor’s internal quality-control procedures;
b.

any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the shareholders’ auditor firm, and any steps taken to deal with any such issues.

8.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.
9.	Review the annual audit plan with the shareholders’ auditor.
10.	Meet periodically with the shareholders’ auditor in the absence of management and internal audit.

C. Oversight of Internal Audit
1.	Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the appointment and mandate of internal audit, including the responsibilities, budget and staffing of internal audit;
b.

discuss with the head of internal audit the scope and performance of internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit;

c.

obtain periodic reports from the head of internal audit regarding internal audit findings, including those related to the Corporation’s internal controls, and the Corporation’s progress in remedying any audit findings.

2.	Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.

40  BCE INC. | 2011 | ANNUAL INFORMATION FORM

SCHEDULE 1A – AUDIT COMMITTEE CHARTER

D. Oversight of the Corporation’s Internal Control System
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s systems of internal controls over financial reporting;
	b.	compliance with the policies and practices of the Corporation relating to business ethics;
	c.	compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and
	d.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.
2.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.
3.	Review, monitor, report, and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.
4.

Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submission by employees regarding questionable accounting or auditing matters.

5.	Meet periodically with management in the absence of the shareholders’ auditor and internal audit.

E. Oversight of the Corporation’s Risk Management
1.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s processes for identifying, assessing and managing risks;
	b.	the Corporation’s major financial and operational risk exposures and the steps the Corporation has taken to monitor and control such exposures;
	c.	the Corporation’s major security risks and security trends that may impact the Corporation’s operations and business;
	d.	the Corporation’s business continuity plans, including work stoppage and disaster recovery plans; and
	e.	the Corporation’s environmental risks, and environment trends that may impact the Corporation’s operations and business.
2.

Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s compliance with internal policies and the Corporation’s progress in remedying any material deficiencies related to:

	i.	security policies, including the physical safeguarding of corporate assets and security of information systems;
	ii.	environmental policy and environmental management systems.
3.	When appropriate, ensure that the Corporation’s subsidiaries establish an environmental policy and environmental management systems, and review and report thereon to the Board of Directors.

F. Compliance with Legal Requirements
1.

Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendations to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.

2.	Receive, on a periodic basis, reports from the Corporation’s Chief Legal Officer, with respect to the Corporation’s pending or threatened material litigation.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  41

SCHEDULE 1A – AUDIT COMMITTEE CHARTER

III.	EVALUATION OF THE AUDIT COMMITTEE AND REPORT TO BOARD OF DIRECTORS
A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.
B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.
C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.

IV.	OUTSIDE ADVISORS

The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.

V.	MEMBERSHIP

The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors.

VI.	AUDIT COMMITTEE CHAIR

The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:

A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;
B.	In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;
C.	Chair meetings of the Audit Committee;
D.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;
E.

In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;

F.	Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;
G.

Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;

H.

Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and

I.	Carry out any special assignments or any functions as requested by the Board of Directors.

42  BCE INC. | 2011 | ANNUAL INFORMATION FORM

SCHEDULE 1A – AUDIT COMMITTEE CHARTER

VII.	TERM

The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.

VIII.	PROCEDURES FOR MEETINGS

The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.

IX.	QUORUM AND VOTING

Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

X.	SECRETARY
Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee.

XI.	VACANCIES
Vacancies at any time occurring shall be filled by resolution of the Board of Directors.

XII.	RECORDS
The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  43

SCHEDULE 2 – GLOSSARY

Certain capitalized words and terms used throughout this Annual Information Form are defined below:

2008/2009 NCIB means BCE Inc.’s normal course issuer bid for the 12-month period starting on December 23, 2008 and ending on December 22, 2009 which BCE Inc. completed in May 2009;

2010 NCIB means BCE Inc.’s normal course issuer bid for the 12-month period starting on December 29, 2009 and ending on December 28, 2010 which BCE Inc. completed in December 2010;

2011/2012 NCIB means BCE Inc.’s normal course issuer bid for the 12-month period starting on December 12, 2011 and ending on December 11, 2012;

Adjusted EPS means EPS before restructuring and other and net (gains) losses on investments;

Audit Committee means BCE Inc.’s audit committee;

AWS means advanced wireless services;

BCE 2011 Annual Report means the BCE Inc. 2011 annual report;

BCE 2011 MD&A means BCE Inc.’s 2011 management’s discussion and analysis on pages 22 to 75 and on page 121 of the BCE 2011 Annual Report;

BDUs means broadcasting distribution undertakings;

Bell means Bell Canada, and comprises our Bell Wireline, Bell Wireless and Bell Media segments;

Bell Aliant means, collectively, Bell Aliant Inc. and its subsidiaries;

Bell Aliant LP means Bell Aliant Regional Communications, Limited Partnership;

Bell ExpressVu means Bell ExpressVu Limited Partnership;

Bell Media means Bell Media Inc.;

Bell Mobility means Bell Mobility Inc.;

BTS means Bell Technical Solutions;

Carrier holding company means a parent company owning at least 66 2/3% of the voting shares of the carrier company;

CDMA means code division multiple access;

CDS means the Canadian Depository for Securities;

CEP means the Communications, Energy and Paperworkers Union of Canada;

CIBC Mellon means CIBC Mellon Trust Company;

CRTC means the Canadian Radio-television and Telecommunications Commission;

CST means Canadian Stock Transfer Company Inc.;

CTV means CTV Inc. (formerly CTVglobemedia Inc. and now named Bell Media Inc.);

DBRS means DBRS Limited;

Definitive Agreement means the definitive agreement dated as of June 29, 2007 between the Purchaser and BCE Inc., as amended on July 12, 2007 and by the final amending agreement dated July 4, 2008;

DSL means digital subscriber line;

DTC means the United States Depository Trust Company;

DTH means direct-to-home;

EPS means earnings per share;

EVDO means evolution-data optimized;

Expertech means Expertech Network Installation Inc.;

Fibe TV means Bell Canada’s IPTV service;

FTTB means fibre-to-the-building;

FTTH means fibre-to-the-home;

FTTN means fibre-to-the-node;

GAAP means generally accepted accounting principles;

Guarantors means Teachers’ and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC;

HSPA+ network means our wireless high-speed packet access plus network launched in November 2009;

ICT means information and communications technology;

Initial Action means the statement of claim filed on August 9, 2004 under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless communications service providers, including Bell Mobility and Aliant Telecom Inc., on behalf of certain alleged customers;

IP means Internet protocol;

IPTV means Internet protocol television;

IPVPN means Internet protocol virtual private network;

IT means information technology;

KPMG means KPMG LLP;

LTE means long-term evolution;

44  BCE INC. | 2011 | ANNUAL INFORMATION FORM

SCHEDULE 2 – GLOSSARY

Mbps means megabits per second;

MDUs means multiple-dwelling units;

MLSE means Maple Leaf Sports & Entertainment Ltd.;

Moody’s means Moody’s Investors Service, Inc.;

MTN Debentures means the unsecured medium-term debentures issued by Bell Canada under the Shelf Prospectus and the Prospectus Supplement;

NBA means National Basketball Association;

Nortel Networks means, collectively, Nortel Networks Corp. and Nortel Networks Ltd.;

NorthernTel means NorthernTel, Limited Partnership;

Privatization means the proposed acquisition, pursuant to the terms of the Definitive Agreement, of all of the outstanding common and preferred equity of BCE Inc. by the Purchaser;

Prospectus Supplement means the prospectus supplement dated September 4, 2009, filed by Bell Canada with the Canadian securities regulatory authorities, providing for the issuance, until October 3, 2011, of up to $3 billion of unsecured MTN Debentures;

Purchaser means BCE Acquisition Inc. (formerly known as 6796508 Canada Inc.), a corporation owned by an investor group led by Teachers’ Private Capital, the private investment arm of Teachers’, and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity;

PVR means personal video recorder;

Rogers means Rogers Communications Inc.;

Second Action means the statement of claim filed on July 27, 2009 under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless service providers, including Bell Mobility and members of the Bell Aliant group, on behalf of certain alleged customers;

SEHS means security, environmental and health and safety;

Shelf Prospectus means the shelf prospectus dated September 3, 2009, filed by Bell Canada with the Canadian securities regulatory authorities, providing for the issuance, until October 3, 2011, of up to $3 billion of unsecured debt securities;

SkyTerra means SkyTerra Communications Inc.;

S&P means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc.;

Teachers’ means Ontario Teachers’ Pension Plan Board;

Telecom Regulations means the Telecommunication Act and associated regulations;

Torstar means Torstar Corporation;

Transaction Agreement means the agreement between BCE Inc., CTV, Woodbridge, Teachers’ and Torstar dated September 10, 2010 with respect to the acquisition by BCE Inc. of the remaining 85% interest in CTV that it did not already own;

USB means universal serial bus;

USWA means the United Steel Workers of America;

Virgin means Virgin Mobile Canada;

Woodbridge means, collectively, Woodbridge Investments, Woodbridge Limited and Woodbridge Holdco;

Woodbridge Holdco means 1565117 Ontario Limited;

Woodbridge Investments means Woodbridge Investments Inc.;

Woodbridge Limited means The Woodbridge Company Limited; and

xWave means xWave, a division of Bell Canada.

BCE INC. | 2011 | ANNUAL INFORMATION FORM  45